Filed Pursuant to Rule 424(b)(2)
Registration No. 333-226987

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
0.400% Senior Notes due 2024	€750,000,000	99.483%	€746,122,500	$101,426
1.300% Senior Notes due 2029	€750,000,000	99.322%	€744,915,000	$101,262

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended, based upon a euro/U.S. dollar exchange rate of €1.00/U.S. $1.1216, as reported by Bloomberg L.P. on May 9, 2019.

Prospectus Supplement

(To Prospectus dated August 23, 2018)

€1,500,000,000

Baxter International Inc.

€750,000,000 0.400% Senior Notes due 2024

€750,000,000 1.300% Senior Notes due 2029

We are offering €750,000,000 aggregate principal amount of 0.400% Senior Notes due 2024 (the “2024 Notes”) and €750,000,000 aggregate principal amount of 1.300% Senior Notes due 2029 (the “2029 Notes” and, together with the 2024 Notes, the “notes”).

The 2024 Notes will accrue interest at a fixed rate equal to 0.400% per annum and the 2029 Notes will accrue interest at a fixed rate equal to 1.300% per annum. Interest on the 2024 Notes is payable annually in arrears on May 15 of each year, beginning on May 15, 2020. Interest on the 2029 Notes is payable annually in arrears on May 15 of each year, beginning on May 15, 2020. The 2024 Notes will mature on May 15, 2024 and the 2029 Notes will mature on May 15, 2029.

We may at our option redeem the notes of any series, at any time, in whole or in part, at the redemption prices described in the section of this prospectus supplement entitled “Description of the Notes—Optional Redemption.” In addition, we may redeem the notes in whole, but not in part, at any time in the event of certain developments affecting taxation. See “Description of the Notes—Redemption for Tax Reasons.” If a change of control triggering event as described in this prospectus supplement occurs, we will be required to offer to purchase the notes from the holders as described in the section of this prospectus supplement entitled “Description of the Notes—Offer to Purchase Upon Change of Control Triggering Event.”

With respect to each series of notes, if we become a direct or indirect wholly-owned subsidiary of a holding company, such holding company may elect to assume our obligations (or those of any entity which shall have previously assumed our obligations) under the notes of such series. Upon any such assumption, the successor entity will succeed to, and be substituted for, and may exercise all of our rights and powers under the indenture with respect to the notes of such series with the same effect as if the successor entity had been named under the indenture.

The notes will be our general senior unsecured and unsubordinated obligations and will rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any future subordinated indebtedness. The notes will be issued in the minimum denomination of €100,000, and in integral multiples of €1,000 in excess thereof.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-14 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts	Proceeds to Baxter(2)
Per 2024 Note	99.483%	0.350%	99.133%
Total	€746,122,500	€2,625,000	€743,497,500
Per 2029 Note	99.322%	0.450%	98.872%
Total	€744,915,000	€3,375,000	€741,540,000

(1)	Plus accrued interest from May 15, 2019, if settlement occurs after that date.
(2)	Before estimated expenses in connection with this offering. See “Underwriting (Conflicts of Interest).”

Currently, there is no public market for the notes. We intend to apply to list the notes on the New York Stock Exchange (“NYSE”). The listing application will be subject to approval by the NYSE. We currently expect trading in the notes on the NYSE to begin within 30 days after the original issue date. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the notes at any time. We do not otherwise intend to list the notes on any securities exchange or to seek approval for quotation through any automated quotation system.

The notes will initially be represented by one or more global notes in registered form (“global notes”) which will be registered in the name of a nominee of, and deposited with, a common depositary for Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking S.A. (“Clearstream, Luxembourg”) (together, Euroclear and Clearstream, Luxembourg are sometimes referred to herein as the “ICSDs”). The underwriters expect to deliver the notes through the book-entry system of Euroclear and Clearstream, Luxembourg against payment on or about May 15, 2019, which is the third business day in London following the date of this prospectus supplement.

Joint Book-Running Managers

Barclays	BofA Merrill Lynch	Citigroup	UBS Investment Bank

Co-Managers

Academy Securities	BNY Mellon Capital Markets, LLC	Credit Suisse	Deutsche Bank	Goldman Sachs & Co. LLC	HSBC
J.P. Morgan	Loop Capital Markets	Mizuho Securities	Morgan Stanley	MUFG	TD Securities

The date of this prospectus supplement is May 10, 2019.

PROSPECTUS SUPPLEMENT

PROSPECTUS

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. This prospectus supplement and the information incorporated by reference in this prospectus supplement may add, update or change information contained in the accompanying prospectus. If there is any inconsistency between the information in this prospectus supplement and the information contained in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede any such information in the accompanying prospectus.

Before making a decision to invest in the notes, you should read this entire prospectus supplement, including the section entitled “Risk Factors,” as well as the accompanying prospectus, any free writing prospectus related to this offering and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus that are described in the section entitled “Incorporation of Certain Information by Reference” below.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus related to this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

References in this prospectus supplement and the accompanying prospectus to “$,” “dollars” and “U.S. dollars” are to the currency of the United States. References to “€” and “euro” in this prospectus supplement are to the single currency introduced at the third stage of the European Monetary Union pursuant to the treaty establishing the European Community, as amended.

Unless we have indicated otherwise, or the context otherwise requires, references to “Baxter,” “we,” “us,” “our” and “the company” in this prospectus supplement and the accompanying prospectus are to Baxter International Inc. and its subsidiaries.

Stabilization

In connection with the issuance of the notes, Citigroup Global Markets Limited as “stabilization manager” (or person(s) acting on its behalf) may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the notes is made and, if begun, may cease at any time, but it must end no later than the earlier of (i) 30 days after the issue date of the notes and (ii) 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the stabilization manager (or person(s) acting on its behalf) in accordance with all applicable laws and rules.

Notice to Prospective Investors in the European Economic Area

Neither this prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the European Union’s Directive 2003/71/EC (as amended or superseded), as implemented in the Member States of the European Economic Area (the “EEA”).

Prohibition of sales to EEA retail investors—The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II product governance / Professional investors and ECPs only target market—Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Notice to Prospective Investors in the United Kingdom

The communication of this prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom.

The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement, the accompanying prospectus or any of their contents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Information about us, including our SEC filings, is also available through our website at http://www.baxter.com. However, information on our website is not a part of, or incorporated by reference into, this document.

We have filed with the SEC a registration statement on Form S-3 relating to the notes offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are parts of the registration statement and do not contain all of the information in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to a contract or other document of ours, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement and the documents incorporated by reference herein for a copy of that contract or other document. You may review a copy of the registration statement through the SEC’s Internet website listed above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with it, which means that we are disclosing important business and financial information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus supplement. This prospectus supplement incorporates by reference the documents filed by us listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or after the date of this prospectus supplement until we sell all of the notes that may be offered by this prospectus supplement; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 21, 2019;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019, filed on May 8, 2019; and

•	Our Current Reports on Form 8-K filed on February 28, 2019 (only Item 5.02), March 21, 2019 and May 10, 2019.

You may also request a copy of those filings, excluding exhibits unless such exhibits are specifically incorporated by reference, at no cost by writing or telephoning us at the following address:

Corporate Secretary

Baxter International Inc.

One Baxter Parkway

Deerfield, Illinois 60015

(224) 948-2000

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. As a result, it is not complete and does not contain all of the information that may be important to you or that you should consider when making an investment decision with respect to the notes. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before making a decision to invest in the notes.

Baxter International Inc.

Baxter International Inc. was incorporated under Delaware law in 1931 and our principal executive offices are located in Deerfield, Illinois. We provide a broad portfolio of essential healthcare products, including acute and chronic dialysis therapies; sterile intravenous solutions; infusion systems and devices; parenteral nutrition therapies; inhaled anesthetics; generic injectable pharmaceuticals; and surgical hemostat and sealant products. Our global footprint and the critical nature of our products and services play a key role in expanding access to healthcare in emerging and developed countries. Our products are used by hospitals, kidney dialysis centers, nursing homes, rehabilitation centers, doctors’ offices and by patients at home under physician supervision. As of December 31, 2018, we manufactured products in over 20 countries and sold them in over 100 countries. As of December 31, 2018, we had approximately 50,000 employees.

For additional information regarding our business, we refer you to our filings with the SEC that are incorporated by reference in this prospectus supplement and the accompanying prospectus. Please read the section in this prospectus supplement entitled “Incorporation of Certain Information by Reference.”

The Offering

The following is a summary of the notes and is not intended to be complete. It does not contain all of the information that may be important to you. For a more complete understanding of the notes, please refer to the section entitled “Description of the Notes” in this prospectus supplement and the section entitled “Description of Debt Securities” in the accompanying prospectus.

Issuer	Baxter International Inc., a Delaware corporation.

Notes Offered	€750,000,000 0.400% Senior Notes due 2024 (the “2024 Notes”)

€750,000,000 1.300% Senior Notes due 2029 (the “2029 Notes” and, together with the 2024 Notes, the “notes”)

Maturity	The 2024 Notes will mature on May 15, 2024.

The 2029 Notes will mature on May 15, 2029.

Interest	The 2024 Notes will accrue interest at the rate of 0.400% per annum.

The 2029 Notes will accrue interest at the rate of 1.300% per annum.

Interest Payment Dates	Interest on the 2024 Notes is payable annually in arrears on May 15 of each year, beginning on May 15, 2020. Interest on the 2029 Notes is payable annually in arrears on May 15 of each year, beginning on May 15, 2020.

Ranking	The notes are senior unsecured and unsubordinated obligations of ours and rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any future subordinated indebtedness. See “Description of the Notes—Ranking.”

Currency of Payments	All payments of principal, premium, if any, and interest on the notes, including any additional amounts or payments made upon any redemption of the notes, will be made in euros, subject to certain limited exceptions. If the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. See “Description of the Notes—Issuance in Euros.”

Additional Amounts

We will, subject to certain exceptions and limitations set forth herein, pay additional amounts on the notes as are necessary in order that the net payment of the principal of, and premium or redemption price, if any, and interest on such notes, to a beneficial owner who is not a United States person, after withholding or deduction for any tax, assessment or other governmental charge imposed by the United States or a taxing authority thereof or therein, will not be less than the amount provided in such notes to be then due and payable. See “Description of the Notes—Payment of Additional Amounts.”

Optional Redemption	We may at our option redeem the notes of any series, at any time, in whole or in part, at the redemption prices described in the section of this prospectus supplement entitled “Description of the Notes—Optional Redemption.” Any notice of redemption may be subject to the satisfaction of one or more conditions precedent established by us in our sole discretion.

Redemption for Tax Reasons	We may at our option redeem the notes at any time in whole, but not in part, if the tax laws of the United States (or any taxing authority in the United States) change and we become obligated to pay additional amounts on the notes as described in the section of this prospectus supplement entitled “Description of the Notes—Payment of Additional Amounts.” This redemption would be at 100% of the principal amount of the notes, plus accrued and unpaid interest (including any additional amounts), if any, to, but excluding, the date of redemption. See “Description of the Notes—Redemption for Tax Reasons.”

Change of Control Triggering Event	Upon the occurrence of a Change of Control Triggering Event, as defined under “Description of the Notes—Offer to Purchase Upon Change of Control Triggering Event,” we will be required to make an offer to repurchase the notes at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest (including any additional amounts), if any, to, but excluding, the date of repurchase, subject to the right of holders of record of the notes on the relevant record date to receive interest due on the relevant interest payment date.

Certain Covenants	The indenture governing the notes contains certain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to create liens on our assets. These covenants are subject to a number of important limitations and exceptions. See “Description of Debt Securities—Certain Covenants.”

Assumption of Obligations	With respect to each series of notes, if we become a direct or indirect wholly-owned subsidiary of a holding company, such holding company may elect to assume our obligations (or those of any entity which shall have previously assumed our obligations) under the notes of such series. Upon any such assumption, the successor entity will succeed to, and be substituted for, and may exercise all of our rights and powers under the indenture with respect to the notes of such series with the same effect as if the successor entity had been named under the indenture. See “Risk Factors—In the event a holding company elects to assume the notes, the notes will be structurally subordinated to all indebtedness and other liabilities of Baxter and its subsidiaries.”

Further Issuances	We reserve the right, from time to time, without the consent of the holders of any series of the notes, to issue additional notes of any such series on terms and conditions substantially identical to those of the notes of such series, so that such additional notes will increase the aggregate principal amount of, and will be consolidated and form a single series with, the notes of such series and will otherwise have the same terms as the notes of such series; provided that we will not issue such additional notes as part of the same series as the outstanding notes, unless the additional notes are fungible with the outstanding notes for U.S. federal income tax purposes.

Form and Denominations	Each series of notes will be issued in registered form and be represented by one or more global notes fully registered in the name of a nominee of, and deposited with, a common depositary for Euroclear and Clearstream, Luxembourg. Except in the limited circumstances described in this prospectus supplement, owners of beneficial interests in the notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive notes in definitive form (“definitive notes”) and will not be considered holders of notes for any purpose. Investors may hold their beneficial interests in the global note directly through an ICSD if they have an account with an ICSD or indirectly through organizations which have accounts with ICSDs. The notes are not intended to satisfy the European Central Bank’s criteria to be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem. See “Description of the Notes—Book-Entry Procedures, Delivery and Form.” The notes will be issued in the minimum denomination of €100,000, and in integral multiples of €1,000 in excess thereof.

Use of Proceeds	We intend to use the net proceeds from the sale of the notes offered hereby for general corporate purposes (including commercial paper repayment). See the section of this prospectus supplement entitled “Use of Proceeds.”

One or more of the underwriters may have a “conflict of interest” under Rule 5121(f)(5)(C)(ii) of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Conduct Rules. See “Underwriting (Conflicts of Interest)—Conflicts of Interest and Relationships.”

Listing	We intend to apply to list the notes on the NYSE. The listing application will be subject to approval by the NYSE. We currently expect trading in the notes on the NYSE to begin within 30 days after the original issue date. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the notes at any time.

Paying Agent	The Bank of New York Mellon, London Branch.

Trustee and Registrar	The Bank of New York Mellon Trust Company, N.A.

Governing Law	The indenture is governed by and the notes will be governed by the laws of the State of New York.

Risk Factors	Before you decide to invest in the notes, you should carefully consider the section entitled “Risk Factors” beginning on page S-14 as well as the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference in this prospectus supplement and the accompany prospectus.

Summary Consolidated Financial and Other Data

The following summary consolidated financial and other data for the years ended December 31, 2018 and December 31, 2017 and as of December 31, 2018 and December 31, 2017 has been derived from our audited consolidated financial statements and the related notes. The following summary consolidated financial and other data for the three months ended March 31, 2019 and March 31, 2018 and as of March 31, 2019 has been derived from our unaudited condensed consolidated financial statements and the related notes. Summary consolidated financial and other data for the twelve month period ended March 31, 2019 has been derived from our audited consolidated financial statements and the related notes for the year ended December 31, 2018 and from our unaudited condensed consolidated financial statements and the related notes for the three months ended March 31, 2018 and March 31, 2019. The unaudited condensed consolidated interim financial statement data has been prepared on a basis consistent with which our audited consolidated financial statements have been prepared, except income taxes for the interim period which are based on the estimated effective tax for the full year. These interim results are not necessarily indicative of results to be expected for the full year.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes and the other financial and statistical information included in our Annual Report on Form 10-K for the year ended December 31, 2018 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. See the section in this prospectus supplement entitled “Incorporation of Certain Information by Reference” for more information regarding documents incorporated by reference herein. The summary consolidated financial and other data provided below does not purport to indicate results of operations as of any future date or for any future period.

Income Statement and Cash Flow Data

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018	Twelve Months Ended March 31, 2019(2)	Years Ended December 31,
				2018	2017
	(Unaudited, dollars in millions, except per share amounts)
Net sales	$2,632	$2,677	$11,082	$11,127	$10,561
Operating income	384	432	1,551	1,599	1,291
Operating margin	14.6%	16.1%	14.0%	14.4%	12.2%
Income from Continuing Operations	347	389	1,588	1,630	724
Net income	347	389	1,582	1,624	717
Diluted EPS from Continuing Operations	0.66	0.71	— (3)	2.99	1.30
Cash Flows from Operations—Continuing Operations	148	447	1,797	2,096	1,853
Capital Expenditures	198	155	724	681	634
Adjusted Operating Income(1)(4)	450	448	1,938	1,936	1,719
Adjusted Operating Margin(1)(4)	17.1%	16.7%	17.5%	17.4%	16.3%
Adjusted EBITDA(1)(5)	623	616	2,664	2,657	2,317
Adjusted EBITDA Margin(1)(5)	— (3)	— (3)	24.0%	23.9%	21.9%
Adjusted Income from Continuing Operations(1)(6)	399	388	1,677	1,666	1,376
Adjusted Diluted EPS from Continuing Operations(1)(6)	0.76	0.70	— (3)	3.05	2.48
Free Cash Flow(1)(7)	(50)	292	1,073	1,415	1,219

(1)

This table contains financial measures that are not calculated in accordance with generally accepted accounting principles (“GAAP”). The non-GAAP financial measures used in this table include adjusted operating income, adjusted operating margin, adjusted EBITDA, adjusted EBITDA margin, adjusted income from continuing operations, adjusted diluted earnings per share (“EPS”) from continuing operations and free cash flow. Adjusted operating income, adjusted operating margin, adjusted EBITDA, adjusted EBITDA margin, adjusted income from continuing operations and adjusted diluted EPS from continuing operations exclude special items. Special items are excluded because they are highly variable, difficult to predict or unusual and of a size that may substantially impact our reported operations for a period. Additionally, intangible asset amortization is excluded as a special item to facilitate an evaluation of current and past operating performance and is consistent with how management and our Board of Directors assess performance. Free cash flow provides an indication of cash flow that may be available to fund investments in future growth initiatives prior to any mandatory debt service requirements.

Our management believes that non-GAAP financial measures, when used in conjunction with the results presented in accordance with GAAP and the reconciliations to corresponding GAAP financial measures, may enhance an investor’s overall understanding of our past financial performance. Accordingly, our management uses these non-GAAP measures internally in financial planning, to monitor business unit performance, and in some cases for purposes of determining incentive compensation. This information should be considered in addition to, and not as a substitute for, information prepared in accordance with GAAP.

We strongly encourage investors to review our consolidated financial statements and publicly filed reports in their entirety and caution investors that the non-GAAP measures used by us may differ from similar measures used by other companies, even when similar terms are used to identify such measures. See the section in this prospectus supplement entitled “Incorporation of Certain Information by Reference” for more information regarding documents incorporated by reference herein.

Operating margin is calculated as operating income divided by net sales. Adjusted operating income is calculated as the sum of operating income and certain special items, which special items are described in the table and accompanying footnotes beginning on page S-8. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Adjusted EBITDA is calculated as net income as adjusted by certain items, which items are described in the table and accompanying footnotes beginning on page S-9. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net sales. Adjusted income from continuing operations is calculated as the sum of income from continuing operations and certain special items, which special items are described in the table and accompanying footnotes beginning on page S-11. Adjusted diluted EPS from continuing operations is calculated as the sum of diluted EPS from continuing operations and certain special items, which special items are described in the table and accompanying footnotes beginning on page S-11. No adjustments have been made to the weighted-average number of diluted shares outstanding for purposes of calculating adjusted diluted EPS from continuing operations. Free cash flow is defined as cash flows from operations—continuing operations less capital expenditures.

(2)

Net sales, operating income, income from continuing operations, net income, cash flows from operations—continuing operations, capital expenditures, adjusted operating income, adjusted EBITDA, adjusted income from continuing operations and free cash flow for the last twelve months ended March 31, 2019 is the sum of the applicable amount for the twelve months ended December 31, 2018 and the applicable amount for the three months ended March 31, 2019, less the applicable amount for the three months ended March 31, 2018. For more information regarding this financial information for these periods, we refer you to our Annual Report on Form 10-K for the year ended December 31, 2018 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

(3)	Not presented.

(4)	The following table sets forth an unaudited reconciliation of operating income to adjusted operating income and adjusted operating margin:

(Dollars in millions)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018	Twelve Months Ended March 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Operating Income	$384	$432	$1,551	$1,599	$1,291
Operating Margin(B)	14.6%	16.1%	14.0%	14.4%	12.2%
Impact of Special Items(A)	66	16	387	337	428
Adjusted Operating Income(B)	$450	$448	$1,938	$1,936	$1,719
Adjusted Operating Margin(B)	17.1%	16.7%	17.5%	17.4%	16.3%

(A)

Special items for the year ended December 31, 2017 consist of intangible asset amortization expense of $154 million, charges of $169 million related to business optimization initiatives (which included charges of $70 million related to restructuring activities, $89 million of costs to implement business optimization programs, which primarily included external consulting and internal transition costs, and $10 million of accelerated depreciation), $28 million of acquisition and integration expenses related to the acquisition of Claris Injectables Limited (“Claris”), $21 million of charges related to litigation and contractual disputes for businesses or arrangements in which we are no longer engaged or a party thereto, $19 million of costs incurred related to the June 2015 spin-off of Baxalta Incorporated (“Baxalta”), $32 million of charges related to the impact of Hurricane Maria on our operations in Puerto Rico and a $17 million net charge related to SIGMA SPECTRUM infusion pump inspection and remediation activities. These items were partially offset by a $12 million benefit related to an adjustment to historical product reserves.

Special items for the year ended December 31, 2018 consist of intangible asset amortization expense of $169 million, charges of $220 million related to business optimization initiatives (which included charges of $117 million related to restructuring activities, $94 million of costs to implement business optimization programs, which primarily included external consulting and internal transition costs, and $9 million of accelerated depreciation), $50 million of acquisition and integration expenses related to the acquisitions of Claris and the RECOTHROM and PREVELEAK products, $7 million of upfront payments related to research and development (“R&D”) collaborations and license agreements, $10 million of charges related to certain product litigation and $9 million of charges related to updating our quality systems and product labeling to comply with the new medical device reporting regulation and other requirements of the European Union’s regulations for medical devices that will become effective in 2020. These charges were partially offset by a net benefit of $6 million related to an adjustment to our accrual for SIGMA SPECTRUM infusion pump inspection and remediation activities, a benefit of $42 million related to insurance recoveries as a result of losses incurred due to Hurricane Maria and a benefit of $80 million for the settlement of certain claims related to the acquired operations of Claris.

Special items for the three months ended March 31, 2018 consist of intangible asset amortization expense of $41 million, charges of $38 million related to business optimization initiatives (which included charges of $12 million related to restructuring activities, $25 million of costs to implement business optimization programs, which primarily included external consulting and internal transition costs, and $1 million of accelerated depreciation), $10 million of charges related to certain product litigation and $7 million of acquisition and integration expenses related to the acquisition of Claris, partially offset by a benefit of $80 million for the settlement of certain claims related to the acquired operations of Claris.

Special items for the three months ended March 31, 2019 consist of intangible asset amortization expense of $43 million, charges of $38 million related to business optimization initiatives (which included charges of $25 million related to restructuring activities, $10 million of costs to implement business optimization programs, which primarily included external consulting and internal transition costs, and $3 million of accelerated depreciation), $10 million of acquisition and integration expenses related to the acquisitions of Claris and the RECOTHROM and PREVELEAK products in prior periods, $4 million of acquired in-process R&D assets and $4 million related to updating our quality systems and product labeling to comply with the new medical device reporting regulation and other requirements of the European Union’s regulations for medical devices that will become effective in 2020, partially offset by a benefit of $33 million related to an allocation of insurance proceeds received pursuant to a settlement and cost-sharing agreement for a legacy product-related matter.

Special items presented in this reconciliation to adjusted operating income exclude non-operating items that are presented in the reconciliations of adjusted EBITDA, adjusted income from continuing operations and adjusted diluted EPS from continuing operations.

(B)	See footnote (1) beginning on page S-6 for the definition of operating margin, adjusted operating income and adjusted operating margin.
(5)	The following table sets forth an unaudited reconciliation of net income to adjusted EBITDA:

(Dollars in millions)	GAAP Net Income	Loss from Discontinued Operations	Income Tax Expense	Net Interest Expense	Depreciation & Amortization	Special Items(A)		Adjusted EBITDA(B)	Net Sales	Adjusted EBITDA Margin(B)
Year Ended December 31, 2017	$717	$7	$493	$55	$761	$284	(C)	$2,317	$10,561	21.9%
Three Months Ended March 31, 2018	$389	—	$49	$12	$192	$(26)	(D)	$616	$2,677	—	(H)
Year Ended December 31, 2018	$1,624	$6	$63	$45	$785	$134	(E)	$2,657	$11,127	23.9%
Three Months Ended March 31, 2019	$347	—	$44	$18	$195	$19	(F)	$623	$2,632	—	(H)
Twelve Months Ended March 31, 2019	$1,582	$6	$58	$51	$788	$179	(G)	$2,664	$11,082	24.0%

(A)

Special items, as compared to those presented in footnotes (4) and (6) to the Income Statement and Cash Flow Data table, exclude depreciation and amortization expense and income tax expense, which are included in the depreciation and amortization and income tax expense columns.

(B)	See footnote (1) beginning on page S-6 for the definition of adjusted EBITDA and adjusted EBITDA margin.
(C)

Special items for the twelve months ended December 31, 2017 consist of charges of $159 million related to business optimization initiatives (which included charges of $70 million related to restructuring activities and $89 million of costs to implement business optimization programs, which primarily included external consulting and internal transition costs), $28 million of acquisition and integration expenses related to the acquisition of Claris, $21 million of charges related to litigation and contractual disputes for businesses or arrangements in which we are no longer engaged or a party thereto, $10 million of costs incurred related to the Baxalta separation, $28 million of charges related to the impact of Hurricane Maria on our operations in Puerto Rico, $33 million related to the deconsolidation of our Venezuelan operations and a $17 million net charge related to SIGMA SPECTRUM infusion pump inspection and remediation activities. These items were partially offset by a $12 million benefit related to an adjustment to historical product reserves.

(D)

Special items for the three months ended March 31, 2018 consist of a benefit of $80 million for the settlement of certain claims related to the acquired operations of Claris, partially offset by charges of $37 million related to business optimization initiatives (which included charges of $12 million related to restructuring activities and $25 million of costs to implement business optimization programs, which primarily included external consulting and internal transition costs), $10 million of charges related to certain product litigation and $7 million of acquisition and integration expenses related to the acquisition of Claris.

(E)

Special items for the twelve months ended December 31, 2018 consist of charges of $211 million related to business optimization initiatives (which included charges of $117 million related to restructuring activities and $94 million of costs to implement business optimization programs, which primarily included external consulting and internal transition costs), $49 million of acquisition and integration expenses related to the acquisitions of Claris and the RECOTHROM and PREVELEAK products, $7 million of upfront payments related to R&D collaborations and license agreements, $10 million of charges related to certain product litigation and $9 million of charges related to updating our quality systems and product labeling to comply with the new medical device reporting regulation and other requirements of the European Union’s regulations for medical devices that will become effective in 2020. These charges were partially offset by a net benefit of $6 million related to an adjustment to our accrual for SIGMA SPECTRUM infusion pump inspection and remediation activities, a benefit of $42 million related to insurance recoveries as a result of losses incurred due to Hurricane Maria, a gain of $24 million from remeasuring our previously-held investment to fair value upon acquisition of a controlling interest in the company’s joint venture in Saudi Arabia and a benefit of $80 million for the settlement of certain claims related to the acquired operations of Claris.

(F)

Special items for the three months ended March 31, 2019 consist of charges of $35 million related to business optimization initiatives (which included charges of $25 million related to restructuring activities and $10 million of costs to implement business optimization programs, which primarily included external consulting and internal transition costs), $9 million of acquisition and integration expenses related to the acquisitions of Claris and the RECOTHROM and PREVELEAK products in prior periods, $4 million of acquired in-process R&D assets and $4 million related to updating our quality systems and product labeling to comply with the new medical device reporting regulation and other requirements of the European Union’s regulations for medical devices that will become effective in 2020, partially offset by a benefit of $33 million related to an allocation of insurance proceeds received pursuant to a settlement and cost-sharing agreement for a legacy product-related matter.

(G)

Information presented in this row represents the sum of information set forth in the applicable column for the Year Ended December 31, 2018 plus the information set forth in the applicable column for the Three Months Ended March 31, 2019 less information set forth in the applicable column for the Three Months Ended March 31, 2018.

(H)	Not presented.

(6)

The following tables set forth an unaudited reconciliation of income from continuing operations to adjusted income from continuing operations and diluted EPS from continuing operations to adjusted diluted EPS from continuing operations:

(In millions, except per share amounts)(C)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018	Twelve Months Ended March 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Income from Continuing Operations	$347	$389	$1,588	$1,630	$724
Impact of Special Items(A)	52	(1)	89	36	652

Adjusted Income from Continuing Operations(B)	$399	$388	$1,677	$1,666	$1,376

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018	Year Ended December 31, 2018	Year Ended December 31, 2017
Diluted EPS from Continuing Operations	$0.66	$0.71	$2.99	$1.30
Impact of Special Items(A)	$0.10	$(0.01)	$0.06	$1.18

Adjusted Diluted EPS from Continuing Operations(B)	$0.76	$0.70	$3.05	$2.48

Weighted-average number of common shares outstanding—diluted	522	551	546	555

(A)

Special items for the year ended December 31, 2017 consist of intangible asset amortization expense of $108 million after tax, or $0.19 per diluted share, charges of $119 million after tax, or $0.21 per diluted share, related to business optimization initiatives, $20 million after tax, or $0.04 per diluted share, of acquisition and integration expenses related to the acquisition of Claris, $13 million after tax, or $0.03 per diluted share, of charges related to litigation and contractual disputes for businesses or arrangements in which we are no longer engaged or a party thereto, a net charge of $11 million after tax, or $0.02 per diluted share, related to SIGMA SPECTRUM infusion pump inspection and remediation activities partially offset by a benefit related to an adjustment to historical product reserves, $13 million after tax, or $0.02 per diluted share, of costs incurred related to the Baxalta separation, $31 million after tax, or $0.06 per diluted share, of charges related to the impact of Hurricane Maria on our operations in Puerto Rico, $24 million after tax, or $0.04 per diluted share, related to the deconsolidation of our Venezuelan operations and a net tax expense of $322 million, or $0.58 per diluted share, related to the estimated impact of tax reform on our tax related assets and liabilities, partially offset by a benefit of $9 million after tax, or $0.02 per diluted share, related to an adjustment to the company’s historical rebates and discount reserve.

Special items for the year ended December 31, 2018 consist of intangible asset amortization expense of $133 million after tax, or $0.25 per diluted share, charges of $174 million after tax, or $0.32 per diluted share, related to business optimization initiatives, $40 million after tax, or $0.07 per diluted share, of acquisition and integration expenses related to the acquisitions of Claris and the RECOTHROM and PREVELEAK products, $6 million after tax, or $0.01 per diluted share, of upfront payments related to R&D collaborations and license agreements, $9 million after tax, or $0.01 per diluted share, of charges related to certain product litigation and $7 million after tax, or $0.01 per diluted share, of costs related to updating our quality systems and product labeling to comply with the new medical device reporting regulations and other requirements of the European Union’s regulations for medical devices that will become effective in 2020. These charges were partially offset by a benefit of $78 million after tax, or $0.14 per diluted share, for the settlement of certain claims related to the acquired operations of Claris, a net tax benefit of $196 million, or $0.36 per diluted share, primarily related to an update to the estimated impact of U.S. federal tax reform we previously made, a gain of $24 million after tax, or $0.04 per diluted share, from remeasuring our previously-held investment to fair value upon acquisition of a controlling interest in our joint venture in Saudi Arabia, a benefit of $31 million, or $0.06 per diluted share, related to insurance recoveries as a result of losses incurred due to Hurricane Maria and a net benefit of $4 million after tax, or $0.01 per diluted share, related to an adjustment to our accrual for SIGMA SPECTRUM infusion pump inspection and remediation activities.

Special items for the three months ended March 31, 2018 consist of intangible asset amortization expense of $36 million after tax, or $0.06 per diluted share, charges of $34 million after tax, or $0.06 per diluted share, related to business optimization initiatives, $9 million after tax, or $0.01 per diluted share, of charges related to certain product litigation and $6 million after tax, or $0.01 per diluted share, of acquisition and integration expenses related to the acquisition of Claris, partially offset by a benefit of $78 million after tax, or $0.14 per diluted share, for the settlement of certain claims related to the acquired operations of Claris and a $8 million benefit, or $0.01 per diluted share, related to updates to the estimated impact of U.S. tax reform previously made in 2017.

Special items for the three months ended March 31, 2019 consist of intangible asset amortization expense of $33 million after tax, or $0.06 per diluted share, charges of $30 million after tax, or $0.06 per diluted share, related to business optimization initiatives, $8 million after tax, or $0.01 per diluted share, of acquisition and integration expenses related to the acquisitions of Claris and the RECOTHROM and PREVELEAK products in prior periods, $3 million after tax, or $0.01 per diluted share, for the 2019 acquisition of an in-process R&D asset and $3 million after tax, or $0.01 per diluted share, related to updating our quality systems and product labeling to comply with the new medical device reporting regulation and other requirements of the European Union’s regulations for medical devices that will become effective in 2020, partially offset by a benefit of $25 million after tax, or $0.05 per diluted share, related to an allocation of insurance proceeds received pursuant to a settlement and cost-sharing agreement for a legacy product-related matter.

(B)	See footnote (1) beginning on page S-6 for the definition of adjusted income from continuing operations and adjusted diluted EPS from continuing operations.

(C)	Note that total amounts may not foot due to rounding.

(7)	The following table sets forth an unaudited reconciliation of cash flows from operations—continuing operations to free cash flow:

(In millions)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018	Twelve Months Ended March 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Cash flows from operations—continuing operations	$148	$447	$1,797	$2,096	$1,853
Capital expenditures	198	155	724	681	634

Free cash flow(A)	$(50)	$292	$1,073	$1,415	$1,219

(A)	See footnote (1) beginning on page S-6 for the definition of free cash flow.

Balance Sheet Data

	March 31, 2019	December 31,
(Unaudited, dollars in millions)		2018	2017
Total Debt	$4,249	$3,477	$3,512
Net Debt(1)(3)	$2,341	$1,645	$118
Net Debt to Adjusted EBITDA(1)(2)	0.88	0.62	0.05
Leverage(1)(2)	1.59	1.31	1.52

(1)

This table contains financial measures that are not calculated in accordance with GAAP. The non-GAAP financial measures used in this table include net debt, net debt to adjusted EBITDA and leverage. Adjusted EBITDA (as included in net debt to adjusted EBITDA and leverage) excludes special items. Special items are excluded because they are highly variable, difficult to predict or unusual and of a size that may substantially impact our reported operations for a period. Net debt, net debt to adjusted EBITDA and leverage are presented to show trends that investors may find useful in understanding our ability to service our debt.

Net debt is defined as total debt less cash and cash equivalents. Net debt to adjusted EBITDA is defined as net debt divided by adjusted EBITDA. Leverage is defined as total debt divided by adjusted EBITDA.

(2)

These amounts are calculated using adjusted EBITDA for the twelve months ended March 31, 2019, December 31, 2018 or December 31, 2017, as applicable. See footnote (2) to the immediately prior table for the calculation of adjusted EBITDA for the twelve months ended March 31, 2019 and footnote (5) to the immediately prior table for a reconciliation of adjusted EBITDA to net income for each such period.

(3)	The following table sets forth an unaudited reconciliation of total debt to net debt:

(In millions)	March 31, 2019	December 31, 2018	December 31, 2017
Total debt	$4,249	$3,477	$3,512
Less: cash and cash equivalents	$(1,908)	$(1,832)	$(3,394)

Net Debt(A)	$2,341	$1,645	$118

(A)	See footnote (1) on page S-13 for the definition of net debt.

RISK FACTORS

Before you decide to invest in the notes, you should carefully consider the following risk factors as well as the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. See the section entitled “Incorporation of Certain Information by Reference” in this prospectus supplement.

The notes will be our obligations and not obligations of our subsidiaries and will be structurally subordinated to the claims of our subsidiaries’ creditors.

The notes will be exclusively our obligations and not obligations of, and will not be guaranteed by, our subsidiaries. We are a holding company and, accordingly, we conduct substantially all of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depends upon the earnings and operating capital requirements of our subsidiaries. We depend on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available to us for such payment, whether by dividends, distributions, loans or other payments. The ability of our subsidiaries to make any payments to us will depend on our subsidiaries’ earnings, business and tax considerations and any legal restrictions, including the terms of such subsidiaries’ current and future indebtedness.

As a result of our structure, the notes will be structurally subordinated to all existing and future indebtedness, trade payables and other liabilities of our subsidiaries. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of holders of the notes to participate in those assets, will be subject to the prior claims of our subsidiaries’ creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

The indenture governing the notes does not restrict the amount of additional unsecured debt that we may incur or our ability to enter into various transactions that could increase the amount of our outstanding indebtedness, adversely affect our capital structure or credit ratings, or otherwise adversely affect holders of the notes.

The indenture does not and the notes will not place any limitation on the amount of unsecured debt that we may incur. In addition, we are not restricted under the indenture from paying dividends or issuing or repurchasing our securities.

The indenture does not generally prevent us or our subsidiaries from entering into a variety of acquisition, change of control, refinancing, recapitalization or other highly leveraged transactions. As a result, we could enter into any such transaction even though the transaction could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit ratings, or otherwise adversely affect the holders of the notes.

Active trading markets for the notes may not develop and the notes may trade at a discount from their initial offering price.

The notes will be a new issue of securities for which no established trading market currently exists. An active trading market for the notes may not develop or be maintained. If an active trading market for the notes fails to develop or cannot be sustained, the trading price and liquidity of the notes could be adversely affected.

Although we intend to apply for listing of the notes for trading on the NYSE, no assurance can be given that the notes will become or will remain listed. The listing application will be subject to approval by the NYSE. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the notes at any time.

In addition, subsequent to their initial issuance, the notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors. The market for the notes may not be free from disruptions that may adversely affect the prices at which you may sell the notes.

The liquidity of any trading market in the notes, and the market prices quoted for the notes, also may be adversely affected by changes in the overall market for these securities and by changes in our financial performance or prospects. In addition, we may determine from time to time in the future to purchase the notes through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, which would create more limited markets for the notes.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes.

Our ability to make scheduled payments of principal and interest or to satisfy our obligations in respect of our indebtedness or to refinance our indebtedness will depend on our future operating performance. Prevailing economic conditions (including interest rates) and financial, business and other factors, many of which are beyond our control, may also affect our ability to meet these obligations. We may not be able to generate sufficient cash flows from operations, or obtain future borrowings in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity (including our U.S. dollar-denominated revolving credit facility and euro-denominated revolving credit facility, which both mature in 2020). We may not be able to refinance any of our indebtedness when needed on commercially reasonable terms or at all.

We may not be able to repurchase all of the notes upon a change of control triggering event, which would result in a default under the notes.

We will be required to offer to repurchase the notes upon the occurrence of a change of control triggering event as provided in the indenture. However, we may not have sufficient funds to repurchase the notes in cash at such time. In addition, our ability to repurchase the notes for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time (including our existing and future credit facilities). The failure to make such repurchase would result in a default under the notes.

In the event a holding company elects to assume the notes, the notes will be structurally subordinated to all indebtedness and other liabilities of Baxter and its subsidiaries.

With respect to each series of notes, if we become a direct or indirect wholly-owned subsidiary of a holding company, such holding company may elect to assume our obligations (or those of any entity which shall have previously assumed our obligations) under the notes of such series and Baxter shall be released from all liability as an obligor upon such notes. Such holding company may have a different credit rating, capital structure or level of indebtedness to Baxter. Upon any such assumption, the successor entity will succeed to, and be substituted for, and may exercise all of our rights and powers under the indenture with respect to the notes of such series with the same effect as if the successor entity had been named under the indenture. Thereafter, in addition to being subordinated to all indebtedness and other liabilities of Baxter’s subsidiaries, claims of holders of the notes will be effectively subordinated to all indebtedness and other liabilities of Baxter. In the event of any bankruptcy, liquidation, dissolution or similar proceeding involving Baxter, any of the holding company’s rights or the rights of the holders of the notes to participate in the assets of Baxter will be effectively subordinated to the claims of creditors of Baxter (including any trade creditors, debt holders, secured creditors, taxing authorities and guarantee holders), and following payment by Baxter of its liabilities, Baxter may not have sufficient assets remaining to make payments to the holding entity as a shareholder. In addition, if the holding entity caused Baxter to pay a dividend to enable the holding to make payments in respect of the notes and such a transfer were deemed a fraudulent transfer or an unlawful distribution, the holders of the notes could be required to return the payment to (or for the benefit of) the creditors of Baxter.

Further, any such assumption might be treated for U.S. federal income tax purposes as a deemed disposition of notes in exchange for new notes issued by the holding company. As a result of this deemed disposition, you could be required to recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the fair market value of your notes at that time and your tax basis in the notes. A deemed disposition of notes might also affect the timing and amount of income that you recognize on the notes after the assumption of the notes.

An increase in market interest rates could result in a decrease in the market value of the notes.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. In general, as market interest rates rise, debt securities bearing interest at fixed rates of interest decline in value. Consequently, if you purchase notes bearing interest at fixed rates of interest and market interest rates increase, the market values of those notes may decline. We cannot predict the future level of market interest rates.

Our credit ratings are subject to change and may not reflect all risks of an investment in the notes.

The credit ratings of the notes may not reflect the potential impact of all risks related to structure and other factors on any trading market for, or trading value of, the notes. However, actual or anticipated changes in our credit ratings will generally affect any trading market for, or trading value of, the notes. Agency credit ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. The agencies may revise their ratings in response to changing macroeconomic conditions or in response to a change in our financial forecasts or liquidity position. The consummation or proposed consummation of various corporate transactions may also cause the agencies to change our credit ratings. These transactions may include, among other things, potential acquisitions of business development targets of various sizes and structures, our entry into a new credit facility or financing arrangement or the re-pricing or re-negotiation of any business development transaction. Additionally, each agency’s rating should be evaluated independently of any other agency’s rating.

Holders of the notes will receive payments in euros, subject to certain limited exceptions.

All payments of principal, premium, if any, and interest on the notes, including any additional amounts or payments made upon the early redemption of the notes, will be made in euros, subject to certain limited exceptions. We, the underwriters, the trustee and the paying agent will not be obligated to convert, or to assist any registered owner or beneficial owner of such notes in converting, payments of interest, principal, any redemption price or any additional amount in euros made with respect to such notes into U.S. dollars or any other currency.

An investment in the notes by a holder whose functional currency is not the euro entails significant risks.

All payments of principal, premium, if any, and interest in respect of the notes and any redemption price for the notes or additional amounts, if any, will be made in euros, subject to certain limited exceptions. An investment in the notes by a holder whose functional currency is not the euro entails significant risks. These risks include the possibility of significant changes in rates of exchange between the holder’s functional currency and the euro, and the possibility of the imposition or subsequent modification of foreign exchange controls. These risks generally depend on factors over which we have no control, such as economic, financial and political events and the supply of and demand for the relevant currencies. In recent years, rates of exchange between the euro and certain currencies, including the U.S. dollar, have been highly volatile, and each holder should be aware that additional volatility may occur in the future. Fluctuations in any particular rate of exchange that have occurred in the past, however, are not necessarily indicative of fluctuations in the rate that may occur during the term of the notes. Depreciation of the euro against the holder’s functional currency would result in a decrease in the effective yield of the notes below its coupon rate and, in certain circumstances, could result in a loss to the holder. If you are a holder subject to U.S. income tax, see “Certain Material U.S. Federal Income Tax Considerations” for a description of certain of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes acquired in this offering.

The notes permit us to make payments in U.S. dollars if we are unable to obtain euros, and market perceptions concerning the instability of the euro could materially adversely affect the value of the notes.

If the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. In such circumstances, the amount payable on any date in euros will be converted into U.S. dollars on the basis of the then most recently available market exchange rate for euros, as determined by us in our sole discretion. See “Description of the Notes—Issuance in Euros” and “—An investment in the notes by a holder whose functional currency is not the euro entails significant risks.” This market exchange rate may be materially less favorable than the rate in effect at the time the notes were issued or as would be determined by applicable law. Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the notes or the indenture. Such developments, or market perceptions concerning these and related issues, could materially adversely affect the value of the notes and you may lose a significant amount of your investment in the notes.

In a lawsuit for payment on the notes, an investor may bear currency exchange risk.

The indenture is, and the notes will be, governed by and construed in accordance with the laws of the State of New York. Under current New York law, a New York state court rendering a judgment on the notes would be required to render any award entered in connection with the judgment in euros. However, any such award would be converted into U.S. dollars at the market exchange rate prevailing on the date of entry of the judgment. Consequently, in a lawsuit for payment on the notes, investors would bear currency exchange risk until a New York state court judgment is entered, which could be a significant amount of time. A federal court sitting in New York with diversity jurisdiction over a dispute arising in connection with the notes would apply New York law. In courts outside of New York, investors may not be able to obtain a judgment in a currency other than U.S. dollars. For example, a judgment for money in an action based on the notes in many other U.S. federal or state courts ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of euros into U.S. dollars would depend upon various factors, including which court renders the judgment and when the judgment is rendered.

Trading in the clearing systems is subject to minimum denomination requirements and holders are exposed to the consequences of not holding the minimum denomination.

The notes will be issued only in the minimum denomination of €100,000, and in integral multiples of €1,000 in excess thereof. It is possible that the clearing systems may process trades which could result in amounts being held in denominations smaller than the minimum denomination. If definitive notes are required to be issued in relation to such notes in accordance with the provisions of the relevant global notes, a holder who does not have the minimum denomination or any integral multiple of €1,000 in excess thereof in its account with the relevant clearing system at the relevant time may not receive all of its entitlement in the form of definitive notes unless and until such time as its holding satisfies the minimum denomination requirement, and such holder may need to purchase a principal amount of notes such that its holdings amount to the specified minimum denomination.

As global notes are held by or on behalf of Euroclear and Clearstream, Luxembourg, investors will have to rely on their procedures for transfer, payment and communication with us.

The notes will be represented by global notes except in certain limited circumstances described herein. The notes will be deposited with a common depositary for Euroclear and Clearstream, Luxembourg. Except in certain limited circumstances described herein, investors will not be entitled to receive definitive notes in exchange for interests in a global note. Euroclear and Clearstream, Luxembourg will maintain records of the beneficial interests in the global notes and, while the notes are in global form, investors will be able to trade their beneficial interests only through Euroclear and Clearstream, Luxembourg. See “Description of the Notes—Exchange of Global Notes for Definitive Notes.”

While the notes are represented by global notes, we will discharge our payment obligations under the notes by making payments to or to the order of a nominee of a common depositary for Euroclear and Clearstream, Luxembourg for distribution to their accountholders. A holder of a beneficial interest in a global note must rely on the procedures of Euroclear and Clearstream, Luxembourg to receive payments under the notes. We have no responsibility or liability for the records relating to, or payments made in respect of, beneficial interests in a global note.

Holders of beneficial interests in the global notes will not have a direct right to vote in respect of the notes. Instead, such holders will be permitted to act directly only to the extent that they are permitted to do so by the trustee and are enabled in accordance with the procedures of Euroclear and Clearstream, Luxembourg to appoint appropriate proxies.

The European Commission has published a proposal for a common financial transaction tax in certain member states of the European Union which, if introduced, could apply in certain circumstances to certain dealings in the notes (including secondary market transactions).

On February 14, 2013, the European Commission published a proposal (the “Commission’s Proposal”) for a Directive for a common financial transaction tax (“FTT”) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “participating Member States”). However, Estonia has since stated that it will not participate. The Commission’s Proposal has very broad scope and could, if introduced in its current form, apply to certain dealings in the notes (including secondary market transactions) in certain circumstances. Primary market transactions referred to in Article 5(c) of Regulation (EC) No. 1287/2006 are expected to be exempt. Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the notes where at least one party is a financial institution and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument that is subject to the dealings is issued in a participating Member State. However, the Commission’s Proposal remains subject to negotiation among the participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional European Union member states may decide to participate and/or certain of the participating Member States may decide to withdraw. Prospective holders of the notes are advised to seek their own professional advice in relation to the FTT.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein include “forward-looking statements” within the meaning of the federal securities laws. These forward looking statements are identified by their use of terms and phrases such as “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal,” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. These forward-looking statements may include statements with respect to accounting estimates and assumptions, litigation-related matters including outcomes, future regulatory filings and our R&D pipeline (including estimates regarding our ability to obtain approval for distribution in the U.S. of new products manufactured at our Baxter Ahmedabad facility), strategic objectives, sales from new product offerings, credit exposure to foreign governments, potential developments with respect to credit ratings, investment of foreign earnings, estimates of liabilities including those related to uncertain tax positions, contingent payments, future pension plan contributions, costs, discount rates and rates of return, our exposure to financial market volatility and foreign currency and interest rate risks, potential tax liability associated with the separation of our biopharmaceuticals and medical products businesses (including the 2016 disposition of our formerly retained shares in Baxalta (Retained Shares)), the impact of competition, future sales growth, business development activities (including the recent acquisitions of Claris and the RECOTHROM and PREVELEAK products), Hurricane Maria related production disruptions, business optimization initiatives, cost saving initiatives, future capital and R&D expenditures, future debt issuances, manufacturing expansion, the sufficiency of our facilities and financial flexibility, the adequacy of credit facilities, tax provisions and reserves, the effective tax rate and all other statements that do not relate to historical facts.

These forward-looking statements are based on certain assumptions and analyses made in light of our experience and perception of historical trends, current conditions, and expected future developments as well as other factors that we believe are appropriate in the circumstances. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, these statements are not guarantees of any events or financial results. Whether actual future results and developments will conform to expectations and predictions is subject to a number of risks and uncertainties, including the following factors, many of which are beyond our control:

•	failure to achieve our long-term financial improvement goals;

•

demand for and market acceptance risks for and competitive pressures related to new and existing products (including challenges with our ability to predict these pressures and the resulting impact on customer inventory levels), and the impact of those products on quality and patient safety concerns;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	our ability to finance and develop new products or enhancements on commercially acceptable terms or at all;

•	our ability to identify business development and growth opportunities to successfully execute on business development strategies;

•

product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, warning letters (including the Warning Letter issued by the U.S. Food and Drug Administration (“FDA”) relating to its inspection of Claris’ facilities in Ahmedabad, India in July 2017), import bans, sanctions, seizures, litigation, or declining sales;

•	the continuity, availability and pricing of acceptable raw materials and component supply, and the related continuity of our manufacturing and distribution;

•	inability to create additional production capacity in a timely manner or the occurrence of other manufacturing or supply difficulties (including as a result of natural disaster or otherwise);

•	breaches or failures of our information technology systems or products, including by cyber-attack, unauthorized access or theft;

•

future actions of (or failures to act or delays in acting by) FDA, the European Medicines Agency or any other regulatory body or government authority (including the U.S. Department of Justice or the Attorney General of any State) that could delay, limit or suspend product development, manufacturing or sale or result in seizures, recalls, injunctions, monetary sanctions or criminal or civil liabilities;

•	failures with respect to our quality, compliance or ethics programs;

•

future actions of third parties, including third-party payers, the impact of healthcare reform and our implementation, suspension, repeal, replacement, amendment, modification and other similar actions undertaken by the United States or foreign governments, including with respect to pricing, reimbursement, taxation and rebate policies; legislation, regulation and other governmental pressures in the United States or globally, including the cost of compliance and potential penalties for purported noncompliance thereof, all of which may affect pricing, reimbursement, taxation and rebate policies of government agencies and private payers or other elements of our business, including new or amended laws, rules and regulations (such as the California Consumer Privacy Act of 2018 and the European Union’s General Data Protection Regulation which became effective in May 2018 for example);

•	the impact of competitive products and pricing, including generic competition, drug reimportation and disruptive technologies;

•	global regulatory, trade and tax policies;

•

the ability to protect or enforce our owned or in-licensed patent or other proprietary rights (including trademarks, copyrights, trade secrets and know-how) or patents of third parties preventing or restricting our manufacture, sale or use of affected products or technology;

•	the impact of any goodwill impairments on our operating results;

•

any failure by Baxalta or Shire plc (“Shire”) to satisfy its obligations under the separation agreements, including the tax matters agreement, or that certain letter agreement entered into with Shire and Baxalta;

•	the impact of global economic conditions (including potential trade wars) on us and our customers and suppliers, including foreign governments in countries in which we operate;

•	fluctuations in foreign exchange and interest rates;

•	any changes in law concerning the taxation of income (whether with respect to current or future tax reform), including income earned outside the United States;

•	actions by tax authorities in connection with ongoing tax audits;

•	loss of key employees or inability to identify and recruit new employees;

•	the outcome of pending or future litigation;

•	the adequacy of our cash flows from operations to meet our ongoing cash obligations and fund our investment program; and

•

those factors described in the section of this prospectus supplement entitled “Risk Factors” as well as other factors identified in our other filings with the SEC, including those factors described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this prospectus supplement and the accompanying prospectus and is available on our website.

Actual results may differ materially from those projected in the forward looking statements. We do not undertake to update our forward looking statements.

USE OF PROCEEDS

We estimate the net proceeds to us from the sale of the notes will be approximately €1.485 billion, after deducting underwriting discounts, but before deducting estimated offering expenses payable by us. We intend to use the net proceeds from the sale of the notes for general corporate purposes (including commercial paper repayment).

To the extent that net proceeds from this offering are applied to repay outstanding commercial paper held by any of the underwriters or their affiliates, they will receive proceeds of this offering through the repayment of that indebtedness. If 5% or more of the net proceeds of this offering (not including underwriting discounts) is used to repay such commercial paper held by at least one of the underwriters or its affiliates, this offering will be conducted in accordance with Rule 5121 of the FINRA Conduct Rules. In such event, such underwriter or underwriters will not confirm sales of the notes to accounts over which they exercise discretionary authority without the prior written approval of the customer.

CAPITALIZATION

The following table presents our consolidated cash position and consolidated capitalization as of March 31, 2019: (1) on an actual basis and (2) as adjusted for the issuance of the notes, and the assumed application of the net proceeds therefrom, as described under “Use of Proceeds”. For more information regarding our outstanding senior indebtedness, including maturity and applicable interest rates, see note 9 to our consolidated financial statements for the year ended December 31, 2018 in our Annual Report on Form 10-K for the year ended December 31, 2018 and note 8 to our unaudited condensed consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. This table is derived from and should be read in conjunction with our unaudited condensed consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019. See “Incorporation of Certain Information by Reference”.

	As of March 31, 2019(1)
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$1,908	$2,778

Short-term debt	$796	$1

Long-term debt and finance lease obligations:
Variable-rate loan due 2020	307	307
U.S. dollar-denominated revolving credit facility	—	—
Euro denominated revolving credit facility	—	—
1.7% notes due 2021	398	398
2.4% notes due 2022	202	202
1.3% notes due 2025(2)	669	669
2.6% notes due 2026	745	745
7.65% debentures due 2027	5	5
6.625% debentures due 2028	98	98
6.25% notes due 2037	265	265
3.65% notes due 2042	6	6
4.5% notes due 2043	255	255
3.5% notes due 2046	439	439
0.400% notes due 2024 offered hereby(2)(3)	—	833
1.300% notes due 2029 offered hereby(2)(3)	—	832
Finance leases	58	58
Other	6	6

Total long-term debt and finance lease obligations	3,453	5,118

Total Baxter stockholders’ equity	7,646	7,646

Total capitalization	$11,895	$12,765

(1)	Book values include any discounts, premiums and adjustments related to hedging instruments.
(2)	Based on euro/U.S. dollar exchange rate of €1.00/U.S. $1.122 as of March 31, 2019.
(3)

The net book values of the 2024 Notes and the 2029 Notes (as reflected in this capitalization table) have been reduced by $8 million and $10 million, respectively. These amounts reflect the impact of original issue discount, underwriting discounts and the repayment of offering expenses (after giving effect to any net reimbursement amounts), each as disclosed in this prospectus supplement.

CURRENCY CONVERSION

Principal, premium, if any, and interest payments in respect of the notes, including any additional amounts or payments made upon any redemption of the notes, will be payable in euros, except as described in this paragraph. If the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. In such circumstances, the amount payable on any date in euros will be converted into U.S. dollars on the basis of the then most recently available market exchange rate for euros, as determined by us in our sole discretion. See “Description of the Notes—Issuance in Euros.” This market exchange rate may be materially less favorable than the rate in effect at the time the notes were issued or as would be determined by applicable law. Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under such notes or the indenture.

Investors will be subject to foreign exchange risks as to payments of principal, premium, if any, and interest payments in respect of the notes and additional amounts, if any, that may have important economic and tax consequences to them. See “Risk Factors” and “Certain Material U.S. Federal Income Tax Considerations.” You should consult your own financial and legal advisors as to the risks involved in an investment in the notes.

On May 10, 2019, the euro/U.S. dollar exchange rate was €1.00/U.S. $1.12, as reported by Bloomberg L.P.

DESCRIPTION OF THE NOTES

The following description is a summary of the terms of the notes being offered by this prospectus supplement and supplements the description of the general terms and provisions of the debt securities contained in the accompanying prospectus and, to the extent it is inconsistent, replaces the description in the accompanying prospectus. The descriptions in this prospectus supplement and the accompanying prospectus contain a description of certain terms of the notes and the indenture under which the notes will be issued, but do not purport to be complete. The descriptions are qualified in their entirety by reference to the indenture, dated as of August 8, 2006, between us and The Bank of New York Mellon Trust Company, N.A. (as successor in interest to J.P. Morgan Trust Company, National Association), as trustee, and a twelfth supplemental indenture to be entered into between us and the trustee. A copy of the indenture is filed with the SEC and is incorporated by reference as an exhibit to the registration statement relating to this prospectus supplement and the accompanying prospectus and you should refer to the indenture, as so amended and supplemented, for provisions that may be important to you.

For purposes of this section, references to “Baxter,” “we,” “us” and “our” refer only to Baxter International Inc. and not to any of its subsidiaries.

General

We will issue the notes under the indenture, dated as of August 8, 2006, between us and The Bank of New York Mellon Trust Company, N.A., as trustee, and to be amended and supplemented by a twelfth supplemental indenture to be entered into between us and the trustee (as so amended and supplemented, the “indenture”). The indenture has been qualified as an indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The terms of the indenture are those provided in the indenture and those made a part of the indenture by the Trust Indenture Act. The notes will constitute debt securities under the indenture as described in the accompanying prospectus. In addition to the notes, we may issue, from time to time, other series of debt securities under the indenture. Such other series will be separate from and independent of the notes.

We will initially issue €750,000,000 aggregate principal amount of fixed rate notes that will mature on May 15, 2024 (the “2024 Notes”) and €750,000,000 aggregate principal amount of fixed rate notes that will mature on May 15, 2029 (the “2029 Notes” and, together with the 2024 Notes, the “notes”). We will make each interest payment to the holders in whose names the notes are registered at the close of business on the date that is (i) in the case of notes represented by a global note, the clearing system business day (which, for these purposes, is a day on which Euroclear and Clearstream, Luxembourg settle payments in euros) immediately prior to the relevant interest payment date and (ii) in all other cases, 15 calendar days prior to the relevant interest payment date (whether or not a business day) (for the purposes of clauses (i) and (ii), such day, the “Record Date”). Interest on the notes will accrue from May 15, 2019.

We may, from time to time, without the consent of the holders of any series of the notes, issue additional notes of any such series on terms and conditions substantially identical to those of the notes of such series (except for the issue date and, in some cases, the initial interest payment date), so that such additional notes will increase the aggregate principal amount of, and will be consolidated and form a single series with, the notes of such series and will otherwise have the same terms as the notes of such series; provided that we will not issue such additional notes as part of the same series as the outstanding notes, unless the additional notes are fungible with the outstanding notes for U.S. federal income tax purposes.

Each series of notes will be issued in registered form and be represented by one or more global notes registered in the name of a nominee of, and deposited with, a common depositary for Euroclear and Clearstream, Luxembourg (which we may refer to along with its successors in such capacity as the common depositary). The notes will only be issued in registered form and in the minimum denomination of €100,000, and in integral multiples of €1,000 in excess thereof.

With certain exceptions and pursuant to certain requirements set forth in the indenture, we may discharge our obligations under the indenture with respect to the notes as described in the sections entitled “Description of Debt Securities—Satisfaction and Discharge” and “Description of Debt Securities—Defeasance and Covenant Defeasance” in the accompanying prospectus.

The notes will not be subject to a sinking fund provision.

Interest on the Notes

The 2024 Notes will accrue interest at a rate of 0.400% per annum and the 2029 Notes will accrue interest at a rate of 1.300% per annum. Interest on the 2024 Notes will be payable annually in arrears on May 15 of each year, beginning on May 15, 2020. Interest on the 2029 Notes will be payable annually in arrears on May 15 of each year, beginning on May 15, 2020.

Interest on each series of notes will be computed on the basis of the actual number of days in the period for which interest is being calculated for such series of notes and the actual number of days from and including the last date on which interest was paid on such series of notes (or from May 15, 2019, if no interest has been paid on the notes) to, but excluding, the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) (as defined in the rulebook of the International Capital Market Association).

Ranking

The notes are our direct, unsecured and unsubordinated obligations and will rank equal in priority of payment with all of our other existing and future unsecured and unsubordinated indebtedness, and senior in right of payment to any future subordinated indebtedness. At March 31, 2019, we had approximately $4.2 billion of senior unsecured indebtedness outstanding. In addition to the notes, we may issue other series of debt securities under the indenture. There is no limit on the total aggregate principal amount of debt securities that we can issue under the indenture.

The notes will be structurally subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries. See “Risk Factors” above and the section entitled “Description of Debt Securities—Ranking” in the accompanying prospectus.

Issuance in Euros

Initial holders of the notes will be required to pay for the notes in euros, and principal, premium, if any, and interest payments and additional amounts, if any, in respect of the notes will be payable in euros, except as described below.

If, on or after the date of this prospectus supplement, the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or the euro is no longer used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. In such circumstances, the amount payable on any date in euros will be converted to U.S. dollars on the basis of the most recently available market exchange rate for euros, as determined by us in our sole discretion. Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the indenture or the notes. Neither the trustee nor the paying agent will be responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations.

Payment of Additional Amounts

All payments in respect of the notes will be made by or on behalf of us without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the United States or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, we will pay to a beneficial owner who is not a United States person (as defined below) such additional amounts on the notes as are necessary in order that the net payment of the principal of, and premium or redemption price, if any, and interest on, such notes to such beneficial owner, after such withholding or deduction (including any withholding or deduction on such additional amounts), will not be less than the amount provided in such notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts will not apply:

(a)

to any tax, assessment or other governmental charge that would not have been imposed but for the beneficial owner, or a fiduciary, settlor, beneficiary, member or shareholder of the beneficial owner if the beneficial owner is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as (i) having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of such notes, the receipt of any payment or the enforcement of any rights thereunder), including being or having been a citizen or resident of the United States, or being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States; (ii) being a controlled foreign corporation related to Baxter directly, indirectly or constructively through stock ownership for U.S. federal income tax purposes; or (iii) being an owner of a 10% or greater interest in voting stock of Baxter within the meaning of Section 871(h)(3) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or any successor provision;

(b)

to any holder that is not the sole beneficial owner of such notes, or a portion of such notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or a member of the partnership or limited liability company would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly from Baxter its beneficial or distributive share of the payment;

(c)

to any tax, assessment or other governmental charge imposed by reason of the holder’s or beneficial owner’s past or present status as a passive foreign investment company, a controlled foreign corporation, a foreign tax exempt organization or a personal holding company with respect to the United States or as a corporation that accumulates earnings to avoid U.S. federal income tax;

(d)

to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or beneficial owner of the applicable notes to comply with any applicable certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(e)	to any tax, assessment or other governmental charge that is imposed otherwise than by withholding or deducting from the payment;

(f)	to any estate, inheritance, gift, sales, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;

(g)

to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any such note, if such payment can be made without such withholding by at least one other paying agent;

(h)

to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(i)

to any tax, assessment or other governmental charge that would have been imposed but for presentation by the holder of any note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the holder or beneficial owner thereof would have been entitled to additional amounts had the note been presented for payment on the last day of such 30 day period;

(j)

to any withholding or deduction that is imposed on a payment pursuant to Sections 1471 through 1474 of the Code and related Treasury regulations and pronouncements or any successor provisions thereto (that are substantively comparable and not materially more onerous to comply with) and any regulations or official law, agreement or interpretations thereof in any jurisdiction implementing an intergovernmental approach thereto; or

(k)	in the case of any combination of the above listed items.

Except as specifically provided under this heading “—Payment of Additional Amounts,” we will not be required to make any payment for any present or future tax, duty, assessment or governmental charge of whatever nature imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

As used under this heading “—Payment of Additional Amounts” and under the heading “—Redemption for Tax Reasons” the term “United States” means the United States of America, any state thereof, and the District of Columbia, and the term “United States person” means (i) any individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person for U.S. federal income tax purposes), (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) any trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if a valid election is in place to treat the trust as a United States person.

Optional Redemption

The 2024 Notes, at any time prior to the date that is one month prior to their maturity date, and the 2029 Notes, at any time prior to the date that is three months prior to their maturity date (each such date, a “Par Call Date”), will be redeemable, in whole at any time or in part, from time to time, at our option, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount of the relevant series of notes to be redeemed plus accrued and unpaid interest (including any additional amounts), if any, to, but excluding, the date of redemption, and (2) the sum of the present values of the principal amount of the relevant series of notes to be redeemed and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the applicable Par Call Date for such series, in each case discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, as defined below, plus 15 basis points, in the case of the 2024 Notes, and plus 25 basis points, in the case of the 2029 Notes, in each case plus accrued and unpaid interest (including any additional amounts), if any, to, but excluding, the date of redemption. We will calculate the redemption price.

On or after the applicable Par Call Date for each series of notes, such notes will be redeemable, in whole at any time or in part, from time to time, at our option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest (including any additional amounts), if any, to, but excluding, the date of redemption.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate (as defined below) calculation, at the discretion of the Independent Investment Bank (as defined below) selected by us, a bond that is a direct obligation of the Federal Republic of Germany (“German government bond”), whose maturity is closest to the Par Call Date, or if the Independent Investment Bank in its discretion determines that such similar bond is not in issue, such other German government bond as the Independent Investment Bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by us, determine to be appropriate for determining the Comparable Government Bond Rate.

“Comparable Government Bond Rate” means the yield to maturity, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), on the third business day in London prior to the date fixed for redemption, of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by the Independent Investment Bank selected by us.

“Independent Investment Bank” means one of the Reference Bond Dealers that we shall appoint to act as the Independent Investment Bank.

“Reference Bond Dealers” means Barclays Bank PLC, Citigroup Global Markets Limited and Merrill Lynch International (or their respective affiliates that are Primary Bond Dealers (as defined below)) and their respective successors; provided, however, that if any of the foregoing shall cease to be a broker or dealer of, and/or market maker in, German government bonds (a “Primary Bond Dealer”), we will substitute therefor another Primary Bond Dealer.

To exercise our option to redeem any series of notes, we will give each holder of notes of such series to be redeemed a notice in writing at least 10 days but not more than 60 days before the redemption date (i) in the case of notes represented by a global note, to and through Euroclear or Clearstream, Luxembourg for communication by them to the holders of interests in the notes to be so redeemed, or (ii) in the case of definitive notes, to each holder of record of the notes to be redeemed at its registered address. If we elect to redeem fewer than all the notes of a series, the trustee will select the particular notes to be redeemed by such method as the trustee deems fair and appropriate and in accordance with the indenture, subject to applicable procedures of Euroclear and Clearstream, Luxembourg as to global notes. Notices of redemption may be subject to the satisfaction of one or more conditions precedent established by us in our sole discretion.

Unless a default occurs in payment of the redemption price, from and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority thereof or therein), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this prospectus supplement, we become or, based upon a written opinion of independent tax counsel of recognized standing selected by us, will become obligated to pay additional amounts as described herein under the heading “—Payment of Additional Amounts” with respect to the notes, then we may at our option redeem the notes at any time, in whole, but not in part, having given not less than 10 nor more than 60 days prior notice, (i) in the case of notes represented by a global note, to and through Euroclear or Clearstream, Luxembourg for communication by them to the holders of interests in the notes to be redeemed, or (ii) in the case of definitive notes, to each holder of record of the notes to be redeemed at its registered address, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest (including any additional amounts), if any, to, but excluding, the date of redemption.

Offer to Purchase Upon Change of Control Triggering Event

If a Change of Control Triggering Event occurs, other than with respect to the notes for which we have exercised our option to redeem as described above, we will be required to make an offer (the “Change of Control

Offer”) to each holder of the notes to repurchase all or any part (equal to €100,000 and integral multiples of €1,000 in excess thereof) of that holder’s notes on the terms set forth in the notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes to be repurchased, plus accrued and unpaid interest (including any additional amounts), if any, on the notes to be repurchased to, but excluding, the date of repurchase (the “Change of Control Payment”), subject to the right of holders of record of the notes on the relevant Record Date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control Triggering Event or, at our option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, we will give notice, (i) in the case of notes represented by a global note, to and through Euroclear or Clearstream, Luxembourg for communication by them to the holders of interests in the notes, or (ii) in the case of definitive notes, to each holder of record of the notes at its registered address, with a copy to the trustee describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase such notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”). The notice will, if given prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•

deliver or cause to be delivered to the trustee such notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

We will not be required to comply with the obligations relating to repurchasing the notes if a third party instead satisfies them. In addition, we will not repurchase any notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indenture with respect to such notes, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations applicable to the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the change of control offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes by virtue of any such conflict.

If a Change of Control Offer is made, there can be no assurance that we will have available funds sufficient to make the Change of Control Payment for all of the notes that may be tendered for repurchase. See “Risk Factors—We may not be able to repurchase all of the notes upon a change of control triggering event, which would result in a default under the notes.”

For purposes of the change of control offer provisions of the notes, the following terms will be applicable:

“Change of Control” means the occurrence of any of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and l3d-5 under the Exchange Act), directly or indirectly, of more than 50% of our Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares, (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to one or more “persons” (as that term is defined in the indenture), other than us or one of our subsidiaries or (3) the adoption of a plan relating to our liquidation or dissolution. Notwithstanding the foregoing, a transaction will not be deemed to be a Change of Control if (1) we become a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (B) immediately following that transaction no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) each of Moody’s and S&P, and (2) if either Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“Rating Event” means, with respect to any series of the notes, the rating on such notes is lowered by each of the Rating Agencies and such notes are rated below an Investment Grade Rating by each of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of such notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies but no longer than 180 days) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of our intention to effect a Change of Control; provided, however, that a Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm to us in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event).

“S&P” means S&P Global Ratings, a division of S&P Global, Inc.

“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act), as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition, in one or a series of related transactions, of “all or substantially all” of our assets and the assets of our subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of such phrase under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase that holder’s notes as a result of the sale, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries, taken as a whole, to one or more persons may be uncertain.

Our obligation to purchase the notes following a Change of Control Triggering Event is subject to the provisions described in the accompanying prospectus described in the section entitled “Description of Debt Securities—Defeasance and Covenant Defeasance.”

Assumption of Obligations

With respect to each series of notes, if we become a direct or indirect wholly-owned subsidiary of a holding company, such holding company may elect to assume our obligations (or those of any entity which shall have previously assumed our obligations) under the notes of such series; provided, that the successor entity expressly assumes such obligations, and will be substituted in all respects, under the indenture, in a form satisfactory to the trustee, and we are released from all of our obligations under the notes.

Upon any such assumption, the successor entity will succeed to, and be substituted for, and may exercise all of our rights and powers under the indenture with respect to the notes of such series with the same effect as if the successor entity had been named under the indenture.

Book-Entry Procedures, Delivery and Form

The notes will initially be issued in the form of one or more permanent global notes in fully registered, book-entry form. The global notes will be registered in the name of a nominee of, and deposited with, a common depositary for Euroclear and Clearstream, Luxembourg. The notes will not be issued in a form that would, on the date of this prospectus supplement, enable them to satisfy the European Central Bank’s criteria to be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem. Any such recognition in the future will depend upon the European Central Bank being satisfied that the Eurosystem eligibility criteria then in effect have been met.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of Euroclear or Clearstream, Luxembourg. Beneficial interests in the global notes may not be exchanged for definitive notes except in the limited circumstances described below. See “—Exchange of Global Notes for Definitive Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive definitive notes.

Global Clearance and Settlement

The description in this section reflects our understanding of the rules and procedures of Euroclear and Clearstream, Luxembourg as they are in effect as of the date of this prospectus supplement. Those systems could change their rules and procedures at any time.

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as accountholders in Euroclear and Clearstream, Luxembourg (together, the “ICSDs”). Investors may hold interests in the global notes through either Euroclear or Clearstream, Luxembourg, either directly if they are accountholders in such systems, or indirectly through organizations that are accountholders in such systems.

Euroclear and Clearstream, Luxembourg each holds securities of institutions that have accounts with the ICSD (“participants”) and facilitates the clearance and settlement of securities transactions among their participants in such securities by electronic book-entry transfer between their respective participants, thereby eliminating the need for physical movement of securities certificates. The ICSDs’ participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the ICSDs’ book-entry system is also available to others such as banks, brokers, dealers and trust companies (“indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

We expect that pursuant to procedures established by the ICSDs, upon the deposit of the global notes with the common depositary, the ICSDs will credit, on their book-entry registration and transfer systems, the interest in the notes represented by such global notes to the accounts of participants. The accounts to be credited shall be designated by the underwriters of the notes. Ownership of beneficial interests in the global notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the ICSDs (with respect to participants’ interests) and such participants and indirect participants (with respect to the owners of beneficial interests in the global notes other than participants).

So long as the nominee of the common depositary is the registered holder and owner of the global notes, such nominee will be considered the sole legal owner and holder of the notes evidenced by the global notes for all purposes of such notes. Except as set forth below, as an owner of a beneficial interest in the global notes, you will not be entitled to have the notes represented by the global notes registered in your name, will not receive or be entitled to receive physical delivery of definitive notes and will not be considered to be the owner or holder of any notes under the global notes. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global notes desires to take any action that the nominee of the common depositary, as the holder of the global notes, is entitled to take, the common depositary will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

All payments on notes represented by the global notes registered in the name of the nominee of the common depositary will be made to the ICSDs or the nominee of the common depositary, as the case may be, as the registered owner and holder of the global notes, and our obligations to make payment on notes will, to the extent of such payments to the ICSDs or, as the case may be, the nominee of the common depositary, be discharged.

We expect that the ICSDs, upon receipt of any payment on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global notes as shown on the records of the ICSDs. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global notes held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes for any notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the ICSDs and their participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global notes owning through such participants or indirect participants.

Although the ICSDs customarily operate the foregoing procedures in order to facilitate transfers of interests in the global notes among participants or indirect participants of the ICSDs, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by either ICSD or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Secondary Transfers

Transfers of any interests in notes represented by a global note within Euroclear and Clearstream, Luxembourg will be effected in accordance with the customary rules and operating procedures of the relevant clearing system.

On or after the issue date of the notes, transfers of notes represented by a global note between accountholders in Clearstream, Luxembourg and Euroclear will generally have a settlement date two clearing system business days (which, for these purposes, is a day on which Euroclear and Clearstream, Luxembourg settle payments in euro) after the trade date (T+2).

None of the us, the trustee, the paying agent or any underwriter will be responsible for any performance by Euroclear or Clearstream, Luxembourg or their accountholders of their respective obligations under the rules and procedures governing their operations and none of them will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the notes represented by a global note or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Same-Day Settlement and Payment

We will make payments in respect of the notes represented by the global notes (including principal, premium, if any, and interest and additional amounts, if any) by wire transfer of immediately available funds to the account specified by the paying agent; provided, however, that at our option payment in respect of definitive notes may be made by (1) check mailed to the address of the person entitled thereto as such address shall appear in the security register on the Record Date or (2) wire transfer as directed by the holder of the relevant notes, in immediately available funds to accounts maintained by the holder of notes or its nominee; provided further that in the case of a definitive note (x) the holder thereof shall have provided written wiring instructions to the paying agent on or before the related Record Date and (y) if appropriate instructions for any such wire transfer are not received by the related Record Date, then such payment shall be made by check mailed to the address of such holder specified in the security register on the Record Date.

If the principal of or any premium or interest or additional amounts on the notes or amounts payable upon any redemption of the notes is payable on a day that is not a Payment Business Day, the payment will be made on the following Payment Business Day without the accrual of any interest on that payment.

For these purposes “Payment Business Day” means any day that is:

a)

a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in New York City and the City of London and, in the case of definitive notes only, the relevant place of presentation; and

b)	a day on which the TARGET 2 System is open for the settlement of payment in euros.

For these purposes “TARGET 2 System” means the Trans-European Automatic Real-Time Gross Settlement Express Transfer (TARGET 2) System (or any successor thereto).

Exchange of Global Notes for Definitive Notes

We will issue definitive notes upon surrender of the global notes in accordance with their terms only if:

a)	an Event of Default has occurred and is continuing; or

b)

either Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days or more (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so and no alternative clearing system satisfactory to the trustee is available; or

c)

we would suffer a disadvantage as a result of a change in laws or regulations (taxation or otherwise) or as a result of a change in the practice of Euroclear and/or Clearstream, Luxembourg which would not be suffered were the notes in definitive form and a certificate to such effect signed by one of our authorized signatories is given to the trustee.

Thereupon (in the case of (a) or (b) above) the holder of a global note (acting on behalf of one or more of the accountholders) or the trustee may give notice to us and (in the case of (c) above) we may give notice to the trustee and the noteholders, of our intention to exchange a global note for definitive notes on or after the Exchange Date (as defined below).

On or after the Exchange Date the holder of the global note may, or in the case of (c) above, shall surrender it to or to the order of the trustee or registrar. In exchange for the global note, we shall deliver, or procure the delivery of, an equal aggregate principal amount of definitive notes, security printed in accordance with any applicable legal and stock exchange requirements. On exchange of the global note, we will procure that it is cancelled.

For these purposes, “Exchange Date” means a day specified in the notice requiring exchange falling not less than 60 days after that on which the notice requiring exchange is given and being a day on which banks are open for general business in London, the place in which the specified office of the trustee is located and, except in case of exchange pursuant to (b) above, in the place in which Euroclear and Clearstream, Luxembourg are located.

In all cases, definitive notes delivered in exchange for any global note or beneficial interest in any global note will be registered in the names, and issued in any approved denominations, requested by or on behalf of the holder of the relevant global notes, provided that the denomination of any definitive note may not, at any time, be less than €100,000.

Neither we nor the trustee will be liable for any delay by the holder of the relevant global notes identifying the holders of beneficial interests in the global notes, and each such person may conclusively rely on, and will be protected in relying on, instructions from Euroclear or Clearstream, Luxembourg for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the definitive notes to be issued).

Listing

Currently, there is no public market for the notes. We intend to apply to list the notes on the NYSE. The listing application will be subject to approval by the NYSE. We currently expect trading in the notes on the NYSE to begin within 30 days after the original issue date. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the notes at any time.

Governing Law

The indenture is, and the notes will be, governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York, without regard to principles of conflicts of law.

The Trustee, Registrar and Paying Agent

The Bank of New York Mellon Trust Company, N.A. will be the trustee and registrar and The Bank of New York Mellon, London Branch will be the paying agent with respect to the notes. Neither the trustee nor the paying agent shall be responsible for monitoring our rating status, making any request upon any Rating Agency, or determining whether any Rating Event or Change of Control Triggering Event has occurred.

Notices

So long as any notes are represented by a global note and such global note is held on behalf of a clearing system, (i) notices to the holders of notes of the series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders, and (ii) notices of holders of notes may be given to us through the clearing systems in accordance with the rules and regulations of the clearing systems in effect from time to time.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material U.S. federal income tax consequences of owning the notes we are offering. It applies to you only if you acquire notes in the offering and you hold your notes as capital assets for tax purposes. This section addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells notes as part of a wash sale for tax purposes, or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

If you purchase notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purpose holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the notes.

Please consult your tax advisor concerning the consequences of owning the notes, in your particular circumstances, under the Code and the laws of any other taxing jurisdiction.

U.S. Holders

This subsection describes the U.S. federal income tax consequences to a U.S. holder. You are a U.S. holder if you are the beneficial owner of a note and you are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this subsection does not apply to you and you should refer to “—Non-U.S. Holders” below.

Contingent Payments. As discussed above under “Description of the Notes”, we may be obligated to repurchase the notes upon a “Change of Control Triggering Event” with respect to the notes. The possibility of such a repurchase could implicate the special tax rules that govern contingent payment debt instruments. Treasury Regulations, however, provide that certain contingent payments will be disregarded for this purpose if they satisfy certain tests regarding the likelihood that the contingent payment will be made or the amount of the contingent payment. We believe, and we intend to take the position, that the notes will not be treated as contingent payment debt instruments under these rules, and the discussion below assumes that this position will be respected for tax purposes. If the notes are treated as contingent payment debt instruments for tax purposes, you would generally be required to accrue ordinary income in respect of the notes in excess of the stated coupon on the notes and to treat any gain that you recognize upon a sale or retirement of the notes as ordinary income.

Payments of Interest. You will be taxed on interest on your note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes, you must recognize income equal to the U.S. dollar value of the euro you receive on each interest payment date for your notes, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert such euro received into U.S. dollars.

Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to the euro you receive on each interest payment date by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average U.S. dollar-euro exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If you elect the second method, you would determine the amount of income accrued on the basis of the U.S. dollar-euro exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the U.S. dollar-euro exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the euro interest accrued into U.S. dollars at the U.S. dollar-euro exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire (regardless of the foreign currency in which such debt instruments are denominated). You may not revoke this election without the consent of the Internal Revenue Service.

When you actually receive euro on an interest payment date, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your note, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue such interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the euro received into U.S. dollars.

De Minimis Discount. The notes may be issued with a de minimis amount of original issue discount (“OID”). While a U.S. holder is generally not required to include de minimis OID in income prior to the sale or maturity of the notes, U.S. holders that maintain certain types of financial statements and that are subject to the accrual method of tax accounting may be required to include de minimis OID on the notes in income no later than the time upon which they include such amounts in income on their financial statements. U.S. holders that maintain financial statements should consult their tax advisors regarding the tax consequences to them of this requirement.

Assumption of Notes. As described above under “Description of the Notes”, the terms of the notes provide that a holding company may in the future assume our obligations under a series of notes. Any such assumption might be treated for U.S. federal income tax purposes as a deemed disposition of notes in exchange for new notes issued by the holding company. As a result of this deemed disposition, you could be required to recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the fair market value of your notes at that time and your tax basis in the notes. A deemed disposition of notes might also affect the timing and amount of income that you recognize on the notes after the assumption of the notes. You should consult with your tax advisor concerning the U.S. federal income tax consequences to you if a holding company assumes our obligations under the notes.

Purchase, Sale, and Retirement of the Notes. Your tax basis in your note will generally be the U.S. dollar value of the euro purchase price on the date of purchase.

You will generally recognize gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and your tax basis in your note. If you are an accrual basis taxpayer, the amount you realize will generally be the U.S. dollar value of the euro you receive on the date the note is disposed of or retired. If the notes are treated as traded on an established securities market for tax purposes and you are a cash basis taxpayer, or an accrual basis taxpayer that so elects, you will determine the amount realized based on the U.S. dollar value of euro on the settlement date of the sale.

You will recognize capital gain or loss when you sell or retire your note, except to the extent attributable to accrued but unpaid interest or attributable to changes in exchange rates as described below. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. You must treat any portion of the gain or loss that you recognize on the sale or retirement of a note as ordinary income or loss to the extent attributable to changes in the U.S. dollar-euro exchange rate. However, you must take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Euro. When you receive euro as interest on your note or on the sale or retirement of your note, your tax basis in such euro will equal its U.S. dollar value when the interest is received or at the time of such sale or retirement. If you purchase euro, you generally will have a tax basis equal to the U.S. dollar value of the euro on the date of your purchase of such euro. If you sell or dispose of euro, including if you use euro to purchase notes or you convert euro payments on the notes to U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

Non-U.S. Holders

This subsection describes the U.S. federal income tax consequences to a Non-U.S. holder. You are a Non-U.S. holder if you are the beneficial owner of a note and you are, for U.S. federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from a note.

If you are a U.S. holder, this subsection does not apply to you.

Under U.S. federal income and estate tax law, and subject to the discussions of backup withholding and FATCA below, if you are a Non-U.S. holder of a note:

•	we and other U.S. payors generally will not be required to deduct U.S. withholding tax from payments of principal and interest, to you if, in the case of payments of interest:

1. you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

2. you are not a controlled foreign corporation that is related to us through stock ownership, and

3. the U.S. payor does not have actual knowledge or reason to know that you are a U.S. person and:

a. you have furnished to the U.S. payor an Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person,

b. in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as the beneficial owner of the payment for U.S. federal income tax purposes and as a non-U.S. person,

c. the U.S. payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

i. a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

ii. a qualified intermediary (generally a non-U.S. financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service), or

iii. a U.S. branch of a non-U.S. bank or of a non-U.S. insurance company,

and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-U.S. person that is, for U.S. federal income tax purposes, the beneficial owner of the payment on the notes in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the Internal Revenue Service),

d. the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

i. certifying to the U.S. payor under penalties of perjury that an Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

ii. to which is attached a copy of the Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E or acceptable substitute form, or

e. the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-U.S. person that is, for U.S. federal income tax purposes, the beneficial owner of the payment on the notes in accordance with U.S. Treasury regulations; and

•	no deduction for any U.S. federal withholding tax will be made from any gain that you realize on the sale or exchange of your note.

Further, a note held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for U.S. federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death and

•	the income on the note would not have been effectively connected with a U.S. trade or business of the decedent at the same time.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Applicable Treasury regulations require U.S. taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, because the notes are denominated in euro, a U.S. holder (or a Non-U.S. holder that holds the notes in connection with a U.S. trade or business) that recognizes a loss with respect to the notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

FATCA Withholding

A 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Payments of interest that you receive in respect of the notes could be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold such notes through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding. However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay the holder’s receipt of any amounts withheld.

Backup Withholding and Information Reporting

In general, if you are a noncorporate U.S. holder, we and other payors are required to report to the IRS all payments of principal and interest on your note. In addition, we and other payors are required to report to the IRS any payment of proceeds of the sale of your note before maturity within the U.S. Additionally, backup withholding would apply to such payments if you fail to provide an accurate taxpayer identification number, or (in the case of interest payments) you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

In general, if you are a Non-U.S. holder, we and other payors are required to report payments of interest on your notes on IRS Form 1042-S. Payments of principal or interest made by us and other payors to you would otherwise not be subject to information reporting and backup withholding, provided that the certification requirements described above under “—Non-U.S. Holders” are satisfied or you otherwise establish an exemption. In addition, payment of the proceeds from the sale of notes effected at a U.S. office of a broker will not be subject to backup withholding and information reporting if (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and (ii) you have furnished to the payor or broker an appropriate IRS Form W-8, an acceptable substitute form or other documentation upon which it may rely to treat the payment as made to a non-U.S. person.

In general, payment of the proceeds from the sale of notes effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

UNDERWRITING (CONFLICTS OF INTEREST)

We and the underwriters named below, for whom Barclays Bank PLC, Citigroup Global Markets Limited and Merrill Lynch International are acting as representatives, have entered into an underwriting agreement relating to the offering and sale of the notes. In the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the principal amount of the notes set forth opposite the name of that underwriter below:

Underwriter	Principal Amount of 2024 Notes	Principal Amount of 2029 Notes
Barclays Bank PLC	€188,550,000	€188,550,000
Citigroup Global Markets Limited	188,550,000	188,550,000
Merrill Lynch International	188,550,000	188,550,000
UBS AG London Branch	36,750,000	36,750,000
Academy Securities, Inc.	12,300,000	12,300,000
BNY Mellon Capital Markets, LLC	12,300,000	12,300,000
Credit Suisse Securities (Europe) Limited	12,300,000	12,300,000
Deutsche Bank AG, London Branch	12,300,000	12,300,000
Goldman Sachs & Co. LLC	12,300,000	12,300,000
HSBC Securities (USA) Inc.	12,300,000	12,300,000
J.P. Morgan Securities plc	12,300,000	12,300,000
Loop Capital Markets LLC	12,300,000	12,300,000
Mizuho International plc	12,300,000	12,300,000
Morgan Stanley & Co. International plc	12,300,000	12,300,000
MUFG Securities EMEA plc	12,300,000	12,300,000
The Toronto-Dominion Bank	12,300,000	12,300,000

Total	€750,000,000	€750,000,000

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase the notes from us, are several and not joint. Those obligations are also subject to the satisfaction of certain conditions in the underwriting agreement. The underwriters have agreed to purchase all of the notes if any of them are purchased. We will deliver the notes to the underwriters at the closing of this offering when the underwriters pay us the purchase price for the notes. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In the underwriting agreement, we have agreed that we will indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute in respect of these liabilities.

We estimate that the offering expenses payable by us in connection with the issuance of the notes, excluding the underwriting discounts, will be approximately $1 million. The underwriters have agreed to make a payment to us of €525,000 in reimbursement of a portion of the estimated expenses payable by us in connection with the issuance of the notes.

The notes are a new issue of securities for which no established trading market currently exists. We intend to apply for listing of the notes for trading on the NYSE. The listing application will be subject to approval by the NYSE. If such a listing is obtained, we have no obligation to maintain such listing and we may delist the notes at any time. In addition, we have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time in their sole discretion without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The underwriters initially propose to offer the notes directly to the public at the offering price described on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

In connection with the issuance of the notes, Citigroup Global Markets Limited as “stabilization manager” (or person(s) acting on its behalf) may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the notes is made and, if begun, may cease at any time, but it must end no later than the earlier of (i) 30 days after the issue date of the notes and (ii) 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the stabilization manager (or person(s) acting on its behalf) in accordance with all applicable laws and rules.

The notes will be delivered on a “delivery against payment” basis into Euroclear and Clearstream, Luxembourg in accordance with the rules and procedures of these clearing systems. We expect the settlement date for the notes to be three business days in London after the trade date (T+3). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Conflicts of Interest and Relationships

As described in the section of this prospectus supplement entitled “Use of Proceeds,” the net proceeds of this offering will be used for general corporate purposes (including commercial paper repayment). To the extent that net proceeds from this offering are applied to repay commercial paper held by any of the underwriters or their affiliates, they will receive proceeds of this offering through the repayment of that indebtedness. If 5% or more of the net proceeds of this offering (not including underwriting discounts) is used to repay such outstanding commercial paper held by at least one of the underwriters or its affiliates, this offering will be conducted in accordance with Rule 5121 of the FINRA Conduct Rules. In such event, such underwriter or underwriters will not confirm sales of the notes to accounts over which they exercise discretionary authority without the prior written approval of the customer. Pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the notes are “investment grade rated,” as defined by FINRA Rule 5121(f)(8).

Certain of the underwriters and their affiliates perform investment banking and other capital markets services (including derivative transactions and the establishment and maintenance of commercial paper facilities) for us in the ordinary course of business. They have received, and may receive in the future, customary fees and commissions for these services. In addition, certain affiliates of the underwriters are, among other things, lenders under our U.S. dollar-denominated revolving credit facility and our euro-denominated revolving credit facility, each dated as of July 1, 2015 and amended as of October 26, 2015. An affiliate of one of the underwriters is acting as trustee, registrar and paying agent.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Of those underwriters or underwriter affiliates that have a lending relationship with us, certain of them routinely hedge, and certain others of them may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions

41

could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Prohibition of Sales to EEA Retail Investors

Each underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the EEA. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a) a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(b) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Notice to Prospective Investors in Canada

The notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading venue in Switzerland. Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange Ltd or any other exchange or regulated trading venue in Switzerland and neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “Financial Instruments and Exchange Law”) and accordingly, have not been and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) by the Monetary Authority of Singapore, and the offer of the notes in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this prospectus supplement and the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”) or other relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the notes are subscribed for or acquired pursuant to an offer made in reliance on Section 275 by a Relevant Person which is:

(a) a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b) a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

the securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation, and the beneficiaries’ rights and interest (howsoever described) in that trust, shall not be transferred within 6 months after that corporation or that trust has subscribed for or acquired the notes except:

(1) to an Institutional Investor, or an Accredited Investor or other Relevant Person, or any person pursuant to an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Singapore Securities and Futures Act Product Classification - Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

VALIDITY OF THE SECURITIES

The validity of the notes offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. Certain legal matters for the underwriters with respect to the notes will be passed upon by Sidley Austin LLP, Chicago, Illinois. Sidley Austin LLP has represented us from time to time on various unrelated legal matters.

PROSPECTUS

Baxter International Inc.

Common Stock

Preferred Stock

Debt Securities

Warrants

Units

By this prospectus, the securities listed above may be offered and sold by us from time to time.

Our common stock is listed on the New York Stock Exchange and trades under the symbol “BAX”. On August 22, 2018, the closing price of our common stock was $72.14.

This prospectus describes some of the general terms that may apply to the securities that we may offer. Each time we offer any securities pursuant to this prospectus, we will provide you with the specific information about the offering and the specific terms, amounts and offering prices of the securities being offered in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated and deemed to be incorporated by reference in this prospectus, carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement or a free writing prospectus.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

Investing in our securities involves risks. See “Risk Factors” beginning on page 2, and, if applicable, any risk factors included in the applicable prospectus supplement and in the periodic reports and other information we file with the Securities and Exchange Commission that are incorporated by reference into this prospectus for a discussion of certain risks you should consider before deciding to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Baxter’s corporate offices are located at One Baxter Parkway, Deerfield, Illinois 60015, and the telephone number is (224) 948-2000.

This prospectus is dated August 23, 2018.

We have not authorized any other person to provide you with any information other than that contained or incorporated by reference in this prospectus. We do not take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. You should not assume that the information provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents, as applicable. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

Prospectus

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Under the shelf registration process, we may, at any time and from time to time, in one or more offerings, sell common stock, preferred stock, debt securities, warrants and units up to an indeterminate total dollar amount under this prospectus.

The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities offered pursuant to this prospectus, we will provide a prospectus supplement that contains specific information about the terms of the offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information” before making an investment decision.

Except as otherwise indicated, references in this prospectus to “Baxter”, “we”, “us” and “our” are to Baxter International Inc. and its subsidiaries.

RISK FACTORS

An investment in our securities involves risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q, and in all other information appearing in this prospectus, the applicable prospectus supplement or incorporated by reference herein or therein. Material risks and uncertainties that management believes affect Baxter will be described in those documents. In addition to those risk factors, there may be additional risks and uncertainties which we unaware of that could adversely affect our business, financial condition or results of operations. This prospectus is qualified in its entirety by these risk factors.

FORWARD LOOKING STATEMENTS

Certain statements in this prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. We use the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will” and similar terms and phrases to identify forward-looking statements in this prospectus. In addition, Baxter may make forward-looking statements in our other documents filed with or furnished to the SEC, and our management may make forward-looking statements orally to analysts, investors, representatives of the media and others.

Generally, forward-looking statements are not based on historical facts but instead represent management’s beliefs regarding future events. Such statements may be identified by words such as believe, expect, anticipate, intend, plan, estimate, may increase, may fluctuate and similar expressions or future or conditional verbs such as will, should, would and could. Such statements are based on management’s current expectations and are subject to risks, uncertainties, and changes in circumstances. Actual results and capital and other financial conditions may differ materially from those included in these statements due to a variety of factors, including without limitation the precautionary statements included within each individual business’ discussion and analysis of our results of operations and the risk factors listed and described in “Risk Factors” above.

Other than as required by applicable law, Baxter does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Information about us, including our SEC filings, is also available through our website at http://www.baxter.com. However, information on our website is not a part of this prospectus or any accompanying prospectus supplement.

This prospectus is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act, and the rules and regulations promulgated thereunder. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

The SEC allows us to “incorporate by reference” in this prospectus information that we file with it, which means that we are disclosing important business and financial information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. In other words, in case of a conflict or inconsistency between information contained in this prospectus and the applicable prospectus supplement and information incorporated by reference into this prospectus and the applicable prospectus supplement, you should rely on the information that was filed later. This prospectus incorporates by reference the documents filed by us listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the year ended December 31, 2017, filed on February 23, 2018, as updated by the Current Report on Form 8-K filed on August 23, 2018;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed on May 9, 2018;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed on August 6, 2018;

•	Our Current Reports on Form 8-K filed with the SEC on January 8, 2018, February 23, 2018, May 10, 2018, July 17, 2018 and August 23, 2018;

•	Our Proxy Statement on Schedule 14A, dated March 23, 2018, filed on March 23, 2018; and

•

The description of the Company’s common stock, $1.00 par value per share, contained in the registration statement filed with the Commission under Section 12 of the Exchange Act and any other amendment or report filed for the purpose of updating such description

You may also request a copy of those filings, excluding exhibits unless such exhibits are specifically incorporated by reference, at no cost by writing or telephoning us at the following address:

Corporate Secretary

Baxter International Inc.

One Baxter Parkway

Deerfield, Illinois 60015

(224) 948-2000

THE COMPANY

Baxter International Inc. was incorporated under Delaware law in 1931. Baxter, through its subsidiaries, provides a broad portfolio of essential healthcare products across its geographic segments, including acute and chronic dialysis therapies; sterile intravenous (IV) solutions; infusion systems and devices; parenteral nutrition therapies; inhaled anesthetics; generic injectable pharmaceuticals; and surgical hemostat and sealant products. Baxter is a global, diversified healthcare company that manufactured products in over 20 countries and sold them in over 100 countries as of December 31, 2017. Baxter’s global footprint and the critical nature of its products and services play a key role in expanding access to healthcare in emerging and developed countries. These products are used by hospitals, kidney dialysis centers, nursing homes, rehabilitation centers, doctors’ offices and by patients at home under physician supervision. Our common stock is listed on the New York Stock Exchange and trades under the symbol “BAX”.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the years and period indicated. We had no preferred stock outstanding for any period presented, and accordingly our ratio of earnings to combined fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges.

	Six Months Ended June 30, 2018	Years Ended December 31,
		2017	2016	2015	2014	2013
Ratio of earnings to fixed charges (1)	11.84	9.04	30.93	2.41	2.25	2.03

(1)

For purposes of computing the ratios, (i) “earnings” consist of income from continuing operations before income taxes, plus fixed charges less capitalized interest costs, as adjusted for net losses or net gains of less than majority-owned affiliates, net of dividends and (ii) “fixed charges” consist of interest costs and estimated interest in rentals and exclude interest on uncertain tax positions. As of the date of this prospectus, we have no shares of preferred stock outstanding and, consequently, no preference dividends that would impact our ratio of earnings to fixed charges as disclosed above.

Please refer to the financial statements and financial information incorporated by reference in this prospectus for more information relating to the foregoing. See “Where You Can Find More Information” for guidance.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment and refinancing of debt, acquisitions, additions to working capital, capital expenditures, stock repurchase programs and investments in our subsidiaries. Net proceeds may be temporarily invested prior to use.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material rights of our capital stock and related provisions of our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Bylaws, as amended (the “Bylaws”), and the provisions of Delaware General Corporation Law. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, our Certificate of Incorporation and Bylaws, which we have included as exhibits to the registration statement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain copies of these documents.

Under our Certificate of Incorporation, we have authority to issue 2,100,000,000 shares of capital stock, consisting of 2,000,000,000 shares of common stock, par value $1.00 per share, and 100,000,000 shares of preferred stock, no par value. As of July 31, 2018, Baxter had 534,266,043 shares of common stock outstanding and no preferred stock outstanding.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. The ability of our board of directors to declare and pay dividends on our common stock is subject to the laws of the state of Delaware and the availability of funds.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of record held on all matters submitted to a vote of stockholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. We have not provided for cumulative voting for the election of directors in our Certificate of Incorporation. On May 3, 2016, we amended our Certificate of Incorporation to eliminate classification of the board of directors. As of the 2018 annual meeting of stockholders, the board of directors is no longer classified under Section 141(d) of the Delaware General Corporation Law and directors are no longer divided into three classes.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities.

The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. As of the date of this prospectus, there are no shares of preferred stock outstanding.

Section 203 of the Delaware General Corporation Law

Baxter is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or a certain level of stock is acquired upon consummation of the transaction in which the person became an interested stockholder. A business combination includes, among other things, a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203 of the Delaware General Corporation Law, a business combination between Baxter and an interested stockholder is prohibited during the relevant three-year period unless it satisfies one of the following conditions:

•

prior to the time the stockholder became an interested stockholder, the Baxter board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Baxter’s voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

•

the business combination is approved by the Baxter board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of outstanding voting stock that is not owned by the interested stockholder.

Certain Anti-Takeover Matters

The Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Baxter board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Board of Directors

Vacancies and newly created seats on the board may be filled only by the board of directors. Subject to limitations contained in the Certificate of Incorporation, only the board of directors may determine the number of directors on the board of directors. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of the board of directors, but these provisions promote a continuity of existing management.

Advance Notice Requirements

The Bylaws establish advance notice procedures with regard to stockholder proposals and nomination of candidates for election as directors to be brought before meetings of Baxter stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to the corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of Baxter not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the Bylaws.

Proxy Access

The Bylaws provide that qualified stockholders can nominate candidates for election to the board of directors if such stockholders comply with the requirements contained in our Bylaws within the designated time periods. Under the proxy access provisions of our Bylaws, any stockholder (or group of up to 20 stockholders) owning 3% or more of our common stock continuously for at least three years may nominate up to two individuals or 20% of our board of directors, whichever is greater, as director candidates for election to the board of directors, and require us to include their nominees in our annual meeting proxy statement if the stockholders and nominees satisfy the requirements contained in our Bylaws. These procedures provide that notice of these stockholder proposals must be timely given in writing to the corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of Baxter no earlier than the close of business 150 calendar days and no later than the close of business 120 calendar days before the first anniversary of the date of our proxy statement in connection with the previous year’s annual meeting. The notice must contain certain information specified in the Bylaws.

Special Meetings of Stockholders

The Bylaws provide that special meetings of the stockholders may be called by the chairman of the board, the chief executive officer or the corporate secretary at the direction of the board of directors, or at the request of holders of at least 25% of the shares of common stock outstanding at the time that would be entitled to vote at the meeting.

No Written Consent of Stockholders

The certificate of incorporation requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting. The certificate of incorporation does not permit holders of common stock to act by written consent without a meeting.

Amendment of Bylaws and Certificate of Incorporation

Our Certificate of Incorporation may be amended pursuant to Section 242 of the Delaware General Corporation Law. Our Bylaws may be amended by affirmative vote of a majority of directors present at any meeting of the board of directors or by an affirmative vote of a majority of shares present in person or by proxy and entitled to vote on the matter at any regular meeting of the stockholders or any special meeting of the stockholders.

Blank Check Preferred Stock

The Certificate of Incorporation provides for one hundred million (100,000,000) authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of Baxter by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in the best interests of Baxter or otherwise determines it is in the best interests of Baxter to issue preferred stock, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Certificate of Incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock, as dividends payable to preferred stockholders are typically senior to those that may be declared on shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control. The board of directors currently does not intend to seek stockholder approval prior to any issuance of shares of preferred stock, unless otherwise required by law.

Listing

Our common stock is listed on the New York Stock Exchange and trades under the symbol “BAX”.

Transfer Agent

The transfer agent for our common stock is Computershare Trust Company, N.A..

We will distribute a prospectus supplement with regard to each issue of common stock. Each prospectus supplement will describe the specific terms of the common stock offered through that prospectus supplement.

Preferred Stock

Under our Certificate of Incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series. To establish a series of preferred stock, our board must set the terms thereof. We may sell shares of our preferred stock, no par value, in one or more series. In a prospectus supplement, we will describe the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the ranking of the shares of the series with respect to dividends, liquidation and dissolution, the liquidation preference of the shares of the series, the voting rights of the shares of the series, if any, whether and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms we can redeem the shares of the series, whether we will list the preferred stock on a securities exchange and any other specific terms of the series of preferred stock

DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under the indenture, dated as of August 8, 2006, between us and The Bank of New York Mellon Trust Company, N.A. (as successor to J.P. Morgan Trust Company, National Association), as trustee, as subsequently supplemented. We have summarized selected provisions of the indenture and the debt securities below. This summary is not complete and is qualified in its entirety by reference to the indenture. The indenture is incorporated by reference as an exhibit to the registration statement relating to this prospectus and you should refer to the indenture for provisions that may be important to you. For purposes of this summary, the terms “we,” “our,” “ours” and “us” refer only to Baxter and not to any of our subsidiaries.

You should carefully read the summary below, the applicable prospectus supplement and the provisions of the indenture (supplemented, as applicable) before investing in our debt securities.

General

We may issue debt securities at any time and from time to time in one or more series without limitation on the aggregate principal amount. The indenture gives us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of the same series. We will describe the particular terms of each series of debt securities we offer in a supplement to this prospectus. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus. The terms of our debt securities will include those set forth in the indenture and those made a part of the indenture by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

Unless otherwise indicated in the prospectus supplement, principal of, premium, if any, and interest on the debt securities will be payable, and the transfer of debt securities will be registrable, at any office or agency maintained by Baxter for that purpose. The debt securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the applicable prospectus supplement, in denominations of $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange, redemption or repayment of the debt securities, but Baxter may require you to pay a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange.

Terms

We will describe the specific terms of the series of debt securities being offered in a supplement to this prospectus. These terms will include some or all of the following:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which the principal and premium, if any, of the debt securities will be payable or the method used to determine those dates;

•

any interest rate on the debt securities, any date from which interest will accrue, any interest payment dates and regular record dates for interest payments, or the method used to determine any of the foregoing;

•	any foreign currency, currencies or currency units in which payments on the debt securities will be payable and the manner for determining the equivalent amount in U.S. currency;

•	any provisions for payments on the debt securities in one or more currencies or currency units other than those in which the debt securities are stated to be payable;

•	any provisions that would determine payments on the debt securities by reference to an index, formula or other method;

•

the place or places where payments on the debt securities will be payable, the debt securities may be presented for registration of transfer or exchange, and notices and demands to or upon us relating to the debt securities may be made;

•	any provisions for redemption of the debt securities;

•

any provisions that would allow or obligate us to redeem, purchase or repay the debt securities prior to their maturity pursuant to any sinking fund or analogous provision or at the option of the holder;

•	the terms of any right to convert or exchange the debt securities, either at our option or at the option of the holder, into or for shares of our common stock or other securities or property;

•	the denominations in which we will issue the debt securities, if other than denominations of $1,000 and any integral multiple of $1,000;

•	the portion of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated, if other than the entire principal amount;

•	the applicability of the provisions described below under “—Satisfaction and Discharge” or such other means of satisfaction or discharge;

•

any variation of the defeasance and covenant defeasance sections of the indenture and the manner in which our election to defease the debt securities will be evidenced, if other than by a board resolution;

•	the appointment of any paying agents for the debt securities, if other than the trustee;

•

if varying from the description herein, whether we will issue the debt securities in the form of temporary or permanent global securities, the depositories for the global securities and provisions for exchanging or transferring the global securities;

•

any deletion from or addition to or change in the events of default for the debt securities and any change in the rights of the trustee or the holders of the debt securities arising from an event of default including, among others, the right to declare the principal amount of the debt securities due and payable;

•	any deletion from or addition to or change in the covenants in the indenture;

•	any restriction or condition on the transferability of the debt securities;

•	any subordination provisions and related definitions in the case of debt securities that are subordinated in right of payment to the prior payment of any other indebtedness;

•	any additions or changes to the indenture necessary to issue the debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons; and

•	any other terms of the debt securities consistent with the indenture.

Any limit on the maximum total principal amount for any series of the debt securities may be increased by resolution of our board of directors. We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original issue discount, we will describe them in the prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell that are denominated in a currency or currency unit other than U.S. currency.

Ranking

Unless otherwise indicated in the prospectus supplement, the debt securities offered by this prospectus will:

•	be our general unsecured obligations,

•	rank equally with all of our other unsecured and unsubordinated indebtedness, and

•	with respect to the assets and earnings of our subsidiaries, effectively rank junior to all of the liabilities of our subsidiaries.

A substantial portion of our assets are owned through our subsidiaries, many of which have significant debt or other liabilities of their own which will be structurally senior to the debt securities. Unless otherwise indicated in the prospectus supplement, none of our subsidiaries will guarantee or have any obligations with respect to the debt securities. Therefore, Baxter’s rights and the rights of Baxter’s creditors, including holders of debt securities, to participate in the assets of any subsidiary upon any such subsidiary’s liquidation may be subject to the prior claims of the subsidiary’s other creditors.

Subject to compliance with the applicable requirements set forth in the indenture, we may discharge our obligations under the indenture with respect to our debt securities as described below under “—Defeasance and Covenant Defeasance.”

Optional Redemption

Unless otherwise indicated in the prospectus supplement, the debt securities will be redeemable in whole or in part, at the option of Baxter, at any time at a redemption price set forth in the prospectus supplement to be determined at the time the debt securities are issued. Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debt securities to be redeemed. Unless a default occurs in payment of the redemption price, from and after the redemption date interest will cease to accrue on the debt securities or portions thereof called for redemption.

Certain Covenants

Restrictions on the creation of secured debt. Unless otherwise indicated in the prospectus supplement, Baxter will not, and will not cause or permit any restricted subsidiary to, create, incur, assume or guarantee any indebtedness that is secured by a security interest in any principal facilities of Baxter or any restricted subsidiary or in shares of stock owned directly or indirectly by Baxter in any restricted subsidiary or in indebtedness for money borrowed by one of its restricted subsidiaries from Baxter or another of the restricted subsidiaries (“secured debt”) unless the debt securities then outstanding and any other indebtedness of or guaranteed by Baxter or such restricted subsidiary then entitled to be so secured is secured equally and ratably with or prior to any and all other obligations and indebtedness thereby secured, with exceptions as listed in the indenture. These restrictions do not apply to indebtedness secured by:

•

any security interest on any property which is a parcel of real property at a manufacturing plant, a warehouse or an office building and which is acquired, constructed, developed or improved by Baxter or a restricted subsidiary, which security interest secures or provides for the payment of all or any part of the acquisition cost of the property or the cost of the construction, development or improvement of the property and which security interest is created prior to, at the same time as, or within 120 days after (i) in the case of the acquisition of property, the completion of the acquisition of the property and (ii) in the case of construction, development or improvement of property, the later to occur of the completion of such construction, development or improvement or the commencement of operation, use or commercial production of the property;

•

any security interest on property existing at the time of the acquisition of such property by Baxter or a restricted subsidiary which security interest secures obligations assumed by Baxter or a restricted subsidiary;

•	any security interest arising from conditional sales agreements or title retention agreements with respect to property acquired by Baxter or any restricted subsidiary;

•

security interests existing on the property or on the outstanding shares or indebtedness of a corporation or firm at the time the corporation or firm becomes a restricted subsidiary or is merged or consolidated with Baxter or a restricted subsidiary or at the time the corporation or firm sells, leases or otherwise disposes of its property as an entirety or substantially as an entirety to Baxter or a restricted subsidiary;

•	security interests securing indebtedness of a restricted subsidiary to Baxter or to another restricted subsidiary;

•	mechanics’ and other statutory liens arising in the ordinary course of business in respect of obligations which are not due or which are being contested in good faith;

•	security interests arising by reason of deposit with, or the giving of any form of security to, any governmental agency which is required by law as a condition to the transaction of any business;

•

security interests for taxes, assessments or governmental charges or levies not yet delinquent or security interests for taxes, assessments or governmental charges or levies already delinquent but which are being contested in good faith;

•

security interests arising in connection with legal proceedings, including judgment liens, so long as the proceedings are being contested in good faith and, in the case of judgment liens, the execution has been stayed;

•	landlords’ liens on fixtures located on premises leased by Baxter or a restricted subsidiary in the ordinary course of business;

•

security interests arising in connection with contracts and subcontracts with or made at the request of the United States, any state of the United States, or any department, agency or instrumentality of the United States or any state of the United States;

•

security interests that secure an obligation issued by the United States or any state, territory or possession of the United States or any of their political subdivisions or the District of Columbia, in connection with the financing of the cost of construction or acquisition of a principal facility or a part of a principal facility;

•	security interests by reason of deposits to qualify Baxter or a restricted subsidiary to conduct business, to maintain self-insurance, or to obtain the benefits of, or comply with, laws;

•

the extension of any security interest existing on the date of the indenture on a principal facility to additions, extensions or improvements to the principal facility and not as a result of borrowing money or the securing of indebtedness incurred after the date of the indenture; or

•

any extension, renewal or refunding, or successive extensions, renewals or refundings, in whole or in part of any secured debt secured by any security interest listed above, provided that the principal amount of the secured debt secured thereby does not exceed the principal amount outstanding immediately prior to the extension, renewal or refunding and that the security interest securing the secured debt is limited to the property which, immediately prior to the extension, renewal or refunding, secured the secured debt and additions to the property.

For purposes of the indenture, “principal facilities” are any manufacturing plants, warehouses, office buildings and parcels of real property owned by Baxter or any restricted subsidiary, provided each such facility has a gross book value, without deduction for any depreciation reserves, in excess of 2% of Baxter’s consolidated net tangible assets other than any facility that is determined by Baxter’s board of directors to not be of material importance to the business conducted by Baxter and its subsidiaries taken as a whole. For purposes of the indenture, “consolidated net tangible assets” are the total amount of assets that would be included on Baxter’s consolidated balance sheet under U.S. generally accepted accounting principles after deducting all short-term liabilities and liability items, except for indebtedness payable more than one year from the date of incurrence and all goodwill, trade names, trademarks, patents, unamortized debt discount and unamortized expense incurred in the issuance of debt and other like intangibles, except for prepaid royalties.

Notwithstanding the limitations on secured debt described above, Baxter and any restricted subsidiary may create, incur, assume or guarantee secured debt, without equally and ratably securing the debt securities, provided that the sum of such secured debt and all other secured debt entered into after the date of the indenture, other than secured debt permitted as described in the bullet points above, does not exceed 15% of Baxter’s consolidated net tangible assets.

For purposes of the indenture, a “restricted subsidiary” is any corporation in which Baxter owns voting securities entitling it to elect a majority of the directors and which is either designated as a restricted subsidiary in accordance with the indenture or:

•	existed as such on the date of the indenture or is the successor to, or owns, any equity interest in, a corporation which so existed;

•	has its principal business and assets in the United States;

•

the business of which is other than the obtaining of financing in capital markets outside the United States or the financing of the acquisition or disposition of real or personal property or dealing in real property for residential or office building purposes; and

•	does not have assets substantially all of which consist of securities of one or more corporations which are not restricted subsidiaries.

Restrictions on Mergers, Consolidations and Transfers of Assets. Unless otherwise indicated in the prospectus supplement, Baxter will not consolidate with or merge into or sell, transfer or lease all or substantially all of its properties and assets to another person unless:

•	in the case of a merger, Baxter is the surviving corporation, or

•

the person into which Baxter is merged or which acquires all or substantially all of the properties and assets of Baxter expressly assumes the payment of principal of, and premium, if any, and interest on the debt securities and Baxter’s other obligations under the indenture.

Upon any of the consolidation, merger or transfer, the successor corporation will be substituted for Baxter under the indenture. The successor corporation may then exercise all of the powers and rights of Baxter under the indenture, and Baxter will be released from all of its obligations and covenants under the debt securities and the indenture. If Baxter leases all or substantially all of its assets, the lessee corporation will be the successor and may exercise all of the respective powers and rights under the indenture but Baxter will not be released from its obligations and covenants under the debt securities and the indenture.

Events of Default

The indenture defines an “event of default” with respect to any series of debt securities. Unless we inform you otherwise in the prospectus supplement, each of the following will be an event of default under the indenture for any series of debt securities:

•	our failure to pay interest on any of the debt securities of that series when due, and continuance of the default for a period of 30 days;

•	our failure to pay principal or premium, if any, on any of the debt securities of that series when due, whether at maturity or otherwise;

•	default in the deposit of any sinking fund payment or payment under any analogous provision when due with respect to any of the debt securities of that series;

•

our failure to perform, or our breach, of any covenant or warranty in the indenture in respect of that series, other than a covenant or warranty included in the indenture solely for the benefit of another series of debt securities, and continuance of that failure or breach, without that failure or breach having been cured or waived, for a period of 90 days after the trustee gives notice to us or, in the case of notice by the holders, the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series give notice to us and the trustee, specifying the default or breach;

•	specified events involving our bankruptcy, insolvency or reorganization; or

•	any other event of default we may provide for that series.

Additional or different events of default applicable to a series of debt securities may be described in a prospectus supplement. An event of default under one series of debt securities does not necessarily constitute an event of default under any other series of debt securities. The indenture provides that, within 90 days after the occurrence of any default with respect to a series of debt securities, the trustee will mail to all holders of debt securities of that series notice of the default, unless the default has been cured or waived. However, the indenture provides that the trustee may withhold notice of a default with respect to a series of debt securities, except a default in payment of principal, premium, if any, or interest, if any, if the trustee considers it in the best interest of the holders to do so. In the case of a default in the performance, or breach, of any covenant or warranty in the indenture or in respect of a series of debt securities, no notice will be given until at least 30 days after the occurrence of the default or breach. As used in this paragraph, the term “default” means any event which is, or after notice or lapse of time or both would become, an event of default with respect to a series of debt securities.

The indenture provides that if an event of default, other than an event of default relating to events of bankruptcy, insolvency or reorganization, with respect to a series of debt securities occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal of, and accrued and unpaid interest, if any, on, the debt securities in that series to be due and payable immediately. The indenture also provides that if an event of default relating to events of bankruptcy, insolvency or reorganization with respect to a series of debt securities occurs then the principal of, and accrued and unpaid interest, if any, on, all the debt securities of that series will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of the debt securities. However, upon specified conditions, the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of a series may rescind and annul an acceleration of the debt securities of that series and its consequences.

Subject to the provisions of the Trust Indenture Act requiring the trustee, during the continuance of an event of default under the indenture, to act with the requisite standard of care, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities unless those holders have offered to the trustee security or indemnity satisfactory to the trustee against the costs, expenses and liabilities that may be incurred by taking such action.

Subject to this requirement, holders of a majority in aggregate principal amount of the outstanding debt securities of a series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture with respect to the debt securities of that series.

The indenture requires the annual filing with the trustee of a certificate signed by the principal executive officer, the principal financial officer or the principal accounting officer of Baxter that states whether Baxter is in default under the terms, provisions or conditions of the indenture.

Notwithstanding any other provision of the indenture, the holder of a debt security will have the right, which is absolute and unconditional, to receive payment of the principal of, and premium, if any, and interest, if any, on that debt security on the respective due dates for those payments and to institute suit for the enforcement of those payments, and this right will not be impaired without the consent of the holder.

Modification and Waivers

The indenture permits Baxter and the trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of a series affected by a modification or amendment, to modify or amend any of the provisions of the indenture or of the debt securities or the rights of the holders of the debt securities under the indenture. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected by the modification or amendment, among other things:

•	change the stated maturity of the principal of, or premium, if any, or any installment of interest, if any, on the debt securities;

•	reduce the principal of or premium, if any, on the debt securities or reduce the rate of interest on or the redemption or repurchase price of the debt securities;

•	change any place where or the currency in which the principal of, any premium or interest on, any debt security is payable;

•	impair a holder’s right to institute suit to enforce any payment on or after the stated maturity of the debt securities or, in the case of redemption, on or after the redemption date;

•

reduce the percentage in principal amount of outstanding debt securities whose holders must consent to any modification or amendment or any waiver of compliance with specific provisions of the indenture or specified defaults under the indenture and their consequences;

•

make certain modifications to the provisions for modification of the indenture and for certain waivers, except to increase the principal amount of outstanding debt securities necessary to consent to any such change; or

•	make any change that adversely affects the right, if any, to convert or exchange any debt security for common stock or other securities in accordance with its terms.

The indenture also contains provisions permitting Baxter and the trustee, without the consent of the holders of the debt securities, to modify or amend the indenture, among other things:

•	to convey, transfer, assign, mortgage or pledge to the trustee as security for the debt securities any property or assets which Baxter may desire;

•	to evidence succession of another corporation to Baxter, or its successors, and the assumption by the successor corporation of the covenants, agreements and obligations of Baxter;

•

to add covenants and agreements of Baxter to those included in the indenture for the protection of holders of debt securities and to make the occurrence of a default of any such covenants or agreements a default or an event of default permitting enforcement of the remedies set forth in the indenture;

•	to add, delete or modify the events of default with respect to any series of debt securities, the form and terms of which are being established pursuant to such supplemental indenture;

•	to prohibit the authentication and delivery of additional series of debt securities under the indenture;

•

to cure any ambiguity or correct or supplement any provision contained in the indenture or any supplemental indenture which may be defective or inconsistent with any other provisions contained therein;

•

to make such other provisions in regard to matters or questions arising under the indenture as are not inconsistent with the provisions of the indenture or any supplemental indenture and do not adversely affect the interests of the holders of the debt securities in any material respect;

•	to establish the form and terms of debt securities of any series issued under the indenture; or

•

to evidence and provide for acceptance of appointment under the indenture by a successor trustee with respect to the debt securities of one or more series or to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee.

The holders of a majority in aggregate principal amount of the outstanding debt securities may waive our compliance with some of the restrictive provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding debt securities may, on behalf of all holders of debt securities, waive any past default under the indenture with respect to the debt securities and its consequences, except a default in the payment of the principal of, or premium, if any, or interest, if any, on the debt securities or a default in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security.

In order to determine whether the holders of the requisite principal amount of the outstanding debt securities have taken an action under the indenture as of a specified date:

•

the principal amount of an “original issue discount security” that will be deemed to be outstanding will be the amount of the principal that would be due and payable as of that date upon acceleration of the maturity to that date,

•

if, as of that date, the principal amount payable at the stated maturity of a debt security is not determinable, for example, because it is based on an index, the principal amount of the debt security deemed to be outstanding as of that date will be an amount determined in the manner prescribed for the debt security,

•

the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the U.S. dollar equivalent, determined as of that date in the manner prescribed for the debt security, of the principal amount of the debt security or, in the case of a debt security described in the two preceding bullet points, of the amount described above, and

•	debt securities owned by us or any other obligor upon the debt securities or any of our or their affiliates will be disregarded and deemed not to be outstanding.

Satisfaction and Discharge

Upon the direction of Baxter, the indenture will cease to be of further effect with respect to any debt security specified, subject to the survival of specified provisions of the indenture, when:

•

either: (i) all debt securities issued under the indenture, subject to exceptions, have been delivered to the trustee for cancellation; or (ii) all debt securities issued under the indenture have become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year and Baxter has deposited with the trustee, in trust, funds in the currency in which the debt securities are payable, or direct or indirect obligations of the United States (“government obligations”) in an amount sufficient to pay the entire indebtedness on the debt securities including the principal, premium, if any, and interest, if any, to the date of the deposit, if the debt securities have become due and payable, or to the maturity or redemption date of the debt securities, as the case may be;

•	Baxter has paid all other sums payable under the indenture with respect to the outstanding debt securities issued under the indenture; and

•	the trustee has received each officer’s certificate and opinion of counsel called for by the indenture.

Defeasance and Covenant Defeasance

Baxter may elect with respect to the debt securities issued under the indenture either

•	to defease and be discharged from all of its obligations with respect to the outstanding debt securities (“defeasance”), except for, among other things,

•	the obligation to register the transfer or exchange of the debt securities,

•	the obligation to replace temporary or mutilated, destroyed, lost or stolen debt securities,

•	the obligation to maintain an office or agency in respect of the debt securities, and

•	the obligation to hold monies for payment in trust; or

•

to be released from its obligations with respect to the debt securities under specified covenants in the indenture including those described under the heading “Certain Covenants—Restrictions on the creation of secured debt”, and any omission to comply with those obligations will not constitute a default or an event of default with respect to the debt securities (“covenant defeasance”), in either case upon the irrevocable deposit by Baxter with the trustee, or other qualifying trustee, in trust for that purpose, of an amount in United States dollars or in such foreign currency in which the debt securities are specified as payable and/or government obligations which, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal, premium, if any, and interest, if any, on the due dates for those payments.

The defeasance or covenant defeasance described above will only be effective if, among other things:

•	it will not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which Baxter is a party or is bound;

•	in the case of defeasance, Baxter will have delivered to the trustee an opinion of independent counsel confirming that

•	Baxter has received from or there has been published by the Internal Revenue Service a ruling, or

•	since the date of the indenture there has been a change in applicable United States federal income tax law,

in either case to the effect that, and based on this ruling or change in law, the opinion of counsel will confirm that the holders of the debt securities then outstanding will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•

in the case of covenant defeasance, Baxter will have delivered to the trustee an opinion of independent counsel to the effect that the holders of the debt securities then outstanding will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

•

if the cash and/or government obligations deposited are sufficient to pay the principal of, and premium, if any, and interest, if any, with respect to the debt securities provided the debt securities are redeemed on a particular redemption date, Baxter will have given the trustee irrevocable instructions to redeem the debt securities on that date; and

•

no event of default or event which with notice or lapse of time or both would become an event of default with respect to the debt securities will have occurred and be continuing on the date of the deposit into trust, and, solely in the case of defeasance, no event of default or event which with notice or lapse of time or both would become an event of default arising from specified events of bankruptcy, insolvency or reorganization with respect to Baxter will have occurred and be continuing during the period through and including the 91st day after the date of the deposit into trust.

In the event covenant defeasance is effected with respect to the debt securities and those debt securities are declared due and payable because of the occurrence of any event of default other than an event of default with respect to the covenants as to which covenant defeasance has been effected, which would no longer be applicable to the debt securities after covenant defeasance, the amount of monies and/or government obligations deposited with the trustee to effect covenant defeasance may not be sufficient to pay amounts due on the debt securities at the time of any acceleration resulting from that event of default. However, Baxter would remain liable to make payment of those amounts due at the time of acceleration.

Book-Entry Securities

Unless otherwise indicated in the prospectus supplement, the debt securities will be issued in the form of one or more fully registered global notes that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”) and registered in the name of DTC or its nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. Global notes are not exchangeable for definitive note certificates except in the specific circumstances described below. For purposes of this prospectus, “Global Note” refers to the Global Note or Global Notes representing an entire issue of debt securities. So long as DTC, or its nominee, is the registered owner of a Global Note, DTC or the nominee, as the case may be, will be considered the sole owner or holder of such debt securities under the indenture.

Except as provided below, you will not be entitled to have debt securities registered in your name, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owner or holder thereof under the indenture.

Except as set forth below, a Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

DTC has advised us that it is:

•	a limited-purpose trust company organized under New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its participants (“Direct Participants”) deposit with DTC and facilitates the post-trade settlement of transactions among Direct Participants in such securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTTC”). DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security will be recorded on the Direct and Indirect Participants’ records. These beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee will not change the beneficial ownership of the debt securities. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the debt securities of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such series to be redeemed.

In any case where a vote may be required with respect to the debt securities of any series, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to such debt securities unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an omnibus proxy to Baxter as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debt securities of the series are credited on the record date (identified in the listing attached to the omnibus proxy).

Principal and interest payments, if any, on the debt securities will be made to Cede & Co, as nominee of DTC, or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from Baxter or the trustee, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, Baxter or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the trustee. Disbursement of payments from Cede & Co. to Direct Participants is DTC’s responsibility. Disbursements of payments to beneficial owners are the responsibility of Direct and Indirect Participants.

In any case where we have made a tender offer for the purchase of any debt securities, a beneficial owner must give notice through a participant to a tender agent to elect to have its debt securities purchased or tendered. The beneficial owner must deliver debt securities by causing the direct participants to transfer the participant’s interest in the debt securities, on DTC’s records, to a tender agent. The requirement for physical delivery of debt securities in connection with an optional tender or a mandatory purchase is satisfied when the ownership rights in the debt securities are transferred by Direct Participants on DTC’s records and followed by a book-entry credit of tendered debt securities to the tender agent’s DTC account.

We obtained the information in this section concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

If at any time DTC or any successor depository for the debt securities of any series notifies us that it is unwilling or unable to continue as the depository for the debt securities of such series, or if at any time DTC or such successor depository shall no longer be a clearing agency registered under the Exchange Act and any other applicable statute or regulation, we will be obligated to use commercially reasonable efforts to appoint another depository for the debt securities of such series. If another depository is not appointed within 90 days, definitive note certificates will be issued in exchange for the Global Note representing the debt securities of that series.

We may at any time in our sole discretion determine that the debt securities of any series shall no longer be represented by the Global Note, in which case definitive note certificates will be issued in exchange for the Global Note representing the debt securities of that series.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

The Bank of New York Mellon Trust Company, N.A., or any successor thereto, will serve as trustee under the indenture. The Bank of New York Mellon Trust Company, N.A. acts as trustee under certain other indentures with Baxter and its affiliates.

DESCRIPTION OF WARRANTS

We may sell warrants to purchase our debt securities, shares of preferred stock or shares of our common stock. In a prospectus supplement, we will inform you of the exercise price and other specific terms of the warrants, including whether our or your obligations, if any, under any warrants may be satisfied by delivering or purchasing the underlying securities or their cash value.

DESCRIPTION OF UNITS

We may issue units comprising two or more securities described in this prospectus in any combination. The particular terms of the units will be described in the applicable prospectus supplement, including, to the extent applicable, the designation and terms of the units and the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately, any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units and whether the units will be issued in fully registered or global form.

PLAN OF DISTRIBUTION

We may sell the securities offered pursuant to this prospectus in any of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	through underwriters or dealers; or

•	through a combination of any of these methods of sale.

The distribution of the securities may be made from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

A prospectus supplement with respect to each offering of securities will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers, agents or direct purchasers and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;

•	any delayed delivery arrangements;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

VALIDITY OF THE SECURITIES

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Ellen K. McIntosh, Baxter’s Senior Vice President, Associate General Counsel and Corporate Secretary, will pass upon certain legal matters for us with respect to the securities. Ms. McIntosh owns shares of, and options on, Baxter common stock, both directly and as a participant in various stock and employee benefit plans.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements incorporated in this Prospectus by reference to Baxter International Inc.’s Current Report on Form 8-K dated August 23, 2018 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Baxter International Inc. for the year ended December 31, 2017 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Claris Injectables Limited business the registrant acquired during 2017) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of Baxter International Inc. for the three-month periods ended March 31, 2018 and 2017 and the three and six-month periods ended June 30, 2018 and 2017, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated (i) May 9, 2018, with respect to the three-month period ended March 31, 2018, and (ii) August 6, 2018, with respect to the three and six-month periods ended June 30, 2018, each of which incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited financial information because those reports are not a “report” or “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.